SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(847) 948-2000

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Index

December 31, 2011 and 2010

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010	3

Notes to Financial Statements	4-14

Supplemental Information

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2011	16-70

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

  the Baxter International Inc. and Subsidiaries Incentive Investment Plan

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (“the Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 27, 2012

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010 (in thousands)

	2011	2010
Assets
Investments
Cash and cash equivalents	$55,858	$39,053
Common stock (including securities on loan of $1,108 in 2011 and $6,821 in 2010)	394,301	434,918
U.S. government and government agency issues (including securities on loan of $5,336 in 2011 and $4,523 in 2010)	21,865	20,064
Corporate and other obligations (including securities on loan of $7,072 in 2011 and $3,035 in 2010)	40,242	47,640
Commingled funds	335,027	359,352
Registered investment companies	214,074	185,116
Synthetic guaranteed investment contracts (including securities on loan of $214,376 in 2010)	743,892	724,396
Collateral held on loaned securities	13,782	230,444

Total investments at fair value	1,819,041	2,040,983

Receivables
Notes receivables from participants	40,514	39,926
Sponsor contributions	15,102	14,503
Accrued interest and dividends	1,869	1,901
Due from brokers for securities sold	16	875

	57,501	57,205

Total assets	1,876,542	2,098,188

Liabilities
Accounts payable	4,295	5,611
Due to brokers for securities purchased	81	—
Collateral to be paid on loaned securities	13,782	232,887

Total liabilities	18,158	238,498

Net assets available for benefits, reflecting investments at fair value	1,858,384	1,859,690
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(60,432)	(49,603)

Net assets available for benefits	$1,797,952	$1,810,087

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2011 and 2010 (in thousands)

	2011	2010
Additions (reductions) to net assets attributed to
Investment income
Net (depreciation) appreciation in fair value of investments	$(39,315)	$80,309
Interest	30,742	33,469
Dividends	12,405	10,717

Net investment income	3,832	124,495

Participant loan interest	1,811	1,999

Contributions
Sponsor	53,357	53,270
Participant	84,207	88,683

	137,564	141,953

Net additions	143,207	268,447

Deductions from net assets attributed to
Benefits paid	148,773	118,199
Plan expenses	6,569	5,610

Total deductions	155,342	123,809

Net (decrease) increase	(12,135)	144,638
Net assets available for benefits
Beginning of year	1,810,087	1,665,449

End of year	$1,797,952	$1,810,087

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	General Description of the Plan

The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows tax deferred contributions in compliance with Section 401(k) of the Internal Revenue Code. Eligible participants may make pre-tax contributions of up to 50% of their eligible annual compensation within certain limitations. Newly hired employees are deemed to have elected to contribute 3% of compensation (increased by 1% per year to a total of 6%) unless they make a contrary election. The Plan sponsor, Baxter International Inc. (Baxter or the Company), matches participant contributions up to a maximum of 3.5% of the employee’s compensation. Participant contributions and Plan sponsor matching contributions are fully vested and nonforfeitable at all times. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s U.S. qualified defined benefit pension plan, which includes all new employees hired on or after January 1, 2007, and employees who had less than five years of service on January 1, 2007 and who elected to cease earning additional service in the pension plan and participate in the higher level of Company contributions in the Plan. The additional non-matching contribution becomes fully vested after three years of service. Forfeitures of nonvested accounts are used to reduce future employer contributions.

Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at variable rates as outlined in the Plan agreement. The loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Shares of Baxter common stock may also be distributed in kind at the participant’s election. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions, matching contributions made prior to 2008, vested non-matching contributions and related earnings in cases of financial hardship and in certain other circumstances. In the case of a participant termination of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Upon enrollment in the Plan, a participant may direct contributions to any of 18 investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, S&P 500 Flagship Fund, International EAFE Equity Index Fund, Small Cap Fund, ten different Target Retirement Funds and the Self-Managed Fund. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants may maintain shares received in connection with Baxter’s 1996 spin-off of Allegiance Corporation (Allegiance), which were subsequently converted into common shares of Cardinal Health Inc. (Cardinal) upon Cardinal’s acquisition of Allegiance in 1999. These shares are maintained in the Cardinal Health Common Stock Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Cardinal Health Common Stock Fund or the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

New Accounting Standards

In January 2010, the Financial Accounting Standards Board issued a new accounting standard effective for reporting periods beginning after December 15, 2010, which required an entity to separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. The plan did not have any activity related to purchases, sales, issuances or settlements for fair value measurements classified as Level 3.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Commingled funds	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. The investment objectives of these funds are to track the performances of the S&P 500 (S&P 500 Flagship Fund); Europe, Australasia and the Far East (EAFE) (International EAFE Equity Index Fund); or Russell 2000 (Small Cap Fund) indexes. The underlying investments vary, with some holding diversified portfolios of domestic stocks and government agency bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Refer to Note 6 for amounts invested in each of these funds.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Registered investment companies	Value based upon the closing price from a national security exchange on the valuation date.

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of wrapper contracts, which is calculated using a replacement cost approach. The underlying securities are valued based upon the methodologies described above. See below for more information.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 7 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Synthetic Guaranteed Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Aegon Institutional Markets and Bank of America N.A. The portfolio of assets, overall of investment grade, underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair values of the wrapper contracts were a loss of $343,018 and a gain of $1.6 million at December 31, 2011 and 2010, respectively.

While Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statements of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $683.5 million and $674.8 million at December 31, 2011 and 2010, respectively.

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 2.9% and 3.5% at December 31, 2011 and 2010, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 3.7% and 4.1% for the years ended December 31, 2011 and 2010. The credit ratings for Aegon Institutional Markets were AA- at both December 31, 2011 and 2010, and the credit ratings for Bank of America N.A. were A and A+ at December 31, 2011 and 2010, respectively.

Events that lead to market value withdrawals that exceed 20 percent of the contract value would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other

Due from or due to brokers for securities sold or purchased, respectively, represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

A.	U.S. employees of Baxter or its subsidiaries which have adopted the Plan;

B.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	U.S. employees who are not leased employees.

4.	Administration of the Plan

State Street Bank and Trust Company (the Trustee) serves as trustee and ING Institutional Plan Services, LLC serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
	Balance at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(in thousands)
Assets
Cash and cash equivalents	$55,858	$—	$55,858	$—
Common stock:
Healthcare	201,587	201,587	—	—
Consumer products	55,827	55,827	—	—
Information technology	47,938	47,938	—	—
Financial services	21,838	21,838	—	—
Industrial services and materials	20,624	20,624	—	—
Energy	16,602	16,602	—	—
Other	29,885	29,885	—	—

Total common stock	394,301	394,301	—	—

U.S. government and government agency issues	21,865	—	21,865	—
Corporate and other obligations	40,242	—	40,242	—
Commingled funds	335,027	—	335,027	—
Registered investment companies:
Target retirement funds	199,777	199,777	—	—
Self-managed funds	11,830	11,830	—	—
Other	2,467	2,467	—	—

Total registered investment companies	214,074	214,074	—	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	257,547	—	257,547	—
U.S. government and government agency issues	463,348	—	463,348	—
Cash and cash equivalents	23,347	17	23,330	—
Wrapper contracts	(343)	—	—	(343)
Other	(7)	—	(7)	—

Total synthetic guaranteed investment contracts	743,892	17	744,218	(343)

Collateral held on loaned securities	13,782	—	13,782	—

Total assets	$1,819,041	$608,392	$1,210,992	$(343)

Liability
Collateral to be paid on loaned securities	$13,782	$1,135	$12,647	$—

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

		Basis of Fair Value Measurement
	Balance at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(in thousands)
Assets
Cash and cash equivalents	$39,053	$—	$39,053	$—
Common stock:
Healthcare	211,669	211,669	—	—
Consumer products	48,708	48,708	—	—
Information technology	46,526	46,526	—	—
Financial services	33,235	33,235	—	—
Industrial services and materials	35,358	35,358	—	—
Energy	28,737	28,737	—	—
Other	30,685	30,685	—	—

Total common stock	434,918	434,918	—	—

U.S. government and government agency issues	20,064	—	20,064	—
Corporate and other obligations	47,640	—	47,640	—
Commingled funds	359,352	—	359,352	—
Registered investment companies:
Target retirement funds	172,137	172,137	—	—
Self-managed funds	12,979	12,979	—	—

Total registered investment companies	185,116	185,116	—	—

Synthetic guaranteed investment contracts:
Corporate and other obligations	264,682	—	264,682	—
U.S. government and government agency issues	436,962	—	436,962	—
Cash and cash equivalents	21,120	—	21,120	—
Wrapper contracts	1,634	—	—	1,634
Other	(2)	—	(2)	—

Total synthetic guaranteed investment contracts	724,396	—	722,762	1,634

Collateral held on loaned securities	230,444	—	230,444	—

Total assets	$2,040,983	$620,034	$1,419,315	$1,634

Liability
Collateral to be paid on loaned securities	$232,887	$6,929	$225,958	$—

There were no transfers from Level 1 to Level 2 investments in 2011 or 2010.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

(in thousands)	Wrapper Contracts
Balance at December 31, 2009	$1,668
Unrealized losses (relating to assets held at end of year)	(34)

Balance at December 31, 2010	1,634

Unrealized losses (relating to assets held at end of year)	(1,977)

Balance at December 31, 2011	$(343)

The net unrealized losses from the wrapper contracts are excluded from the net (depreciation) appreciation reported for the plan, but instead are reflected in the change in the adjustment from fair value to contract value for fully benefit responsive contracts reported on the statements of net assets available for benefits.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Investments

Investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010 are summarized as follows:

(in thousands, except per share data)	2011	2010
Baxter common stock, 2,921,806 shares and 3,077,924 shares at December 31, 2011 and 2010, respectively	$144,571	$155,805
State Street Global Advisors (SSgA) S&P 500 Flagship Fund	173,817	176,772
SSgA International EAFE Equity Index Fund	*	94,567
Baxter International Savings Trust Separate Account (Collateral held on loaned securities)	*	215,921

*	Does not meet 5% threshold.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

Investments as of December 31, 2011 and 2010 are segregated into various investment fund options as follows:

	2011	2010
(in thousands)
Cash (available for investment)	$6,861	$6,637
Stable Income Fund	775,335	737,052
Baxter Common Stock Fund	144,639	157,521
Composite Fund	140,853	150,741
General Equity Fund	137,841	154,195
Cardinal Health Common Stock Fund	5,243	5,308
SSgA S&P 500 Flagship Fund	173,954	177,001
SSgA International EAFE Equity Index Fund	80,053	94,603
Edwards Lifesciences Common Stock Fund	17,747	22,526
SSgA Small Cap Fund	81,274	88,103
Self-Managed Fund	41,682	44,715
Target Retirement Funds	199,777	172,137
Collateral held on loaned securities	13,782	230,444

Total investments at fair value	1,819,041	2,040,983
Adjustment from fair value to contract value for Stable Income Fund	(60,432)	(49,603)

Total investments	$1,758,609	$1,991,380

Net (depreciation) appreciation in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

	2011	2010
(in thousands)
Baxter common stock	$(1,295)	$(22,002)
Other common stock	(22,315)	34,999
U.S. government and government agency issues	1,154	205
Corporate and other obligations	1,031	2,549
Commingled funds	(11,490)	45,909
Registered investment companies	(7,314)	17,535
Collateral held on loaned securities	914	1,114

	$(39,315)	$80,309

7.	Securities Lending Transactions

The Plan participates in a securities lending program with the Trustee. The program allows the Trustee to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Trustee requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities. In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2010, the Plan had securities on loan with a fair market value of $228.8 million, with cash collateral received of $232.9 million, which was reflected at its fair value of $230.4 million. During 2010, $218.4 million was redeemed from the State Street Quality D Short-Term Investment Fund and held in a separate fund (Baxter International Savings Trust Separate Account) for liquidation due to an agreement between the Plan and the Trustee to terminate the securities lending program for the securities within the Stable Income Fund. As of December 31, 2010, the net asset value of the Baxter International Savings Trust Separate Account was $0.9929. As a result of the liquidation of this fund in 2011, a realized gain of $913,841 is reflected in the 2011 Statement of Changes in Net Assets Available for Benefits. As of December 31, 2011, the Plan had securities on loan with a fair market value of $13.5 million with cash collateral received of $13.8 million, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities and as of December 31, 2011, the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2011 the cash collateral received is reflected at its fair value of $13.8 million in the 2011 Statements of Net Assets Available for Benefits.

Non-cash collateral of $2.0 million and $6.7 million received for securities on loan at December 31, 2011 and 2010, respectively, consisted of U.S. government and government agency issues held by the Trustee on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2011 and 2010 Statement of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $57,249 and $424,446 for 2011 and 2010, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

9.	Tax Status of the Plan

The Internal Revenue Service (IRS) has determined and informed the Plan sponsor by a letter dated July 19, 2006 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since the date of the determination letter. The Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan has requested from the IRS an updated determination letter, but has not yet received it as of the date of this report.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

10.	Related Parties

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2011 and 2010, the Plan held units of participation in certain commingled funds, shares of common stock, units of registered investment companies, and short-term investment funds of State Street Bank and Trust Company, the Plan trustee; shares of common stock and bonds of Baxter, the Plan sponsor; loans with participants; units of registered investment companies managed by Pacific Investment Management Company, an investment manager for the Plan; shares of common stock and units of registered investment companies managed by AllianceBernstein, an investment manager for the Plan; units of registered investment companies managed by Loomis Sayles, an investment manager for the Plan; shares of common stock, bonds, and interest rate wrapper contracts of Bank of America, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of Aegon Institutional Markets, issuer of the Plan’s fully benefit-responsive contracts; and units of registered investment companies in various affiliates of ING Institutional Plan Services, LLC, the recordkeeper. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

SUPPLEMENTAL SCHEDULE

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Cash & Cash Equivalents:

*	SSGA Money Market Fund	Short-Term Investment Fund	—	8,494,617
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	47,363,765

	Cash and cash equivalents			$55,858,382

**	Common Stock:

	3Dicon Corp	Common Stock	—	10,094
	3M Company	Common Stock	—	10,295
	8X8 Inc	Common Stock	—	3,170
	ABB Ltd Sponsored ADR	Common Stock	—	16,368
	Abbott Laboratories	Common Stock	—	150,962
	Abbott Laboratories	Common Stock	—	1,111,005
	Acadia Pharmaceuticals Inc	Common Stock	—	243
	Access Pharmaceuticals Inc	Common Stock	—	14,033
	Acclaim Entertainment Inc	Common Stock	—	—
	Accretive Health Inc	Common Stock	—	5,745
	ACE Ltd	Common Stock	—	1,489,355
	Acme Packet Inc	Common Stock	—	12,364
	AcordaTherapeutics Inc	Common Stock	—	11,920
	Activision Blizzard Inc	Common Stock	—	26,389
	Adaptive Broadband Corp	Common Stock	—	—
	Adarna Energy Corp	Common Stock	—	—
	Adept Technology Inc	Common Stock	—	1,176
	Adolor Corp	Common Stock	—	2,315
	Advanced Micro Devices Inc	Common Stock	—	5,940
	Advanced Optics Electronics Inc	Common Stock	—	—
	Advansource Biomaterials Corp	Common Stock	—	65
	Advanta Corp	Common Stock	—	—
	Advantage Oil & Gas Ltd	Common Stock	—	1,035
	Adventrx Pharmaceuticals Inc	Common Stock	—	590
	Aegean Marine Petroleum Network Inc	Common Stock	—	4,080
	AES Corp	Common Stock	—	1,149,802
	Aeterna Zentaris Inc	Common Stock	—	924
	Affymax Inc	Common Stock	—	6,610
	Aflac Inc	Common Stock	—	24,483
	Agco Corp	Common Stock	—	12,891
	Agenus Inc New	Common Stock	—	1,474
	Agilent Technologies	Common Stock	—	1,770,247
	AGL Res Inc	Common Stock	—	16,904
	Agnico Eagle Mines Ltd	Common Stock	—	68,667
	Agrium Inc I	Common Stock	—	8,389
	AK Steel Hldg Corp	Common Stock	—	4,144
	Aksys Ltd	Common Stock	—	2
	Alcatel Lucent Spon ADR	Common Stock	—	6,087
	Alcoa Inc	Common Stock	—	41,960
	Alexco Resource Corp	Common Stock	—	20,430

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Alexion Pharmaceuticals	Common Stock	—	933,874
	Alexza Pharmaceuticals Inc	Common Stock	—	1,411
	ALJ Regl Hldgs Inc	Common Stock	—	390
	All Amern Gold Corp	Common Stock	—	115
	Allergan Inc	Common Stock	—	2,182,499
	Alliance Pharmaceutical Corp New	Common Stock	—	5
*	AllianceBernstein Hldg L P Unit Ltd	Common Stock	—	5,958
	Allied Irish Banks	Common Stock	—	136
	Alliqua Inc	Common Stock	—	300
	Allos Therapeutics Inc	Common Stock	—	7,121
	Allscripts Healthcare Solutions Inc	Common Stock	—	9,129
	Allstate Corp	Common Stock	—	11,061
	Almaden Minerals Ltd	Common Stock	—	12,600
	Alnylam Pharmaceuticals Inc	Common Stock	—	815
	Alon USA Energy Inc	Common Stock	—	4,791
	Alpha Nat Res Inc	Common Stock	—	6,129
	Altair Nanotechnologies Inc	Common Stock	—	165
	Alternative Living Services	Common Stock	—	—
	Altria Group Inc	Common Stock	—	153,792
	Aluminum Corp China	Common Stock	—	184
	Alvarion Ltd	Common Stock	—	455
	Amarin Corp	Common Stock	—	8,876
	Amazon.com Inc	Common Stock	—	52,796
	Amazon.com Inc	Common Stock	—	4,377,448
	Amcore Finl Inc	Common Stock	—	—
	Amdocs Ltd	Common Stock	—	5,706
	Ameren Corp	Common Stock	—	3,353
	American Cap Agy Corp	Common Stock	—	25,333
	American Cap Ltd	Common Stock	—	18,044
	American Elec Pwr Co	Common Stock	—	37,909
	American Express Co	Common Stock	—	5,612
	American Express Co	Common Stock	—	1,943,117
	American Intl Group Inc	Common Stock	—	1,394
	American Intl Group Inc	Common Stock	—	6,450
	American Lithium Minerals Inc	Common Stock	—	390
	American Tower Corp	Common Stock	—	4,829
	American Tower Corp	Common Stock	—	2,329,883
	Amerigas Partners LP Uts Rpstg Ltd	Common Stock	—	9,641
	Amern Super Conductor Corp	Common Stock	—	11,070
	Amgen Inc	Common Stock	—	62,757
	Amn Healthcare Svcs Inc	Common Stock	—	5,759
	Ampliphi Biosciences Corp	Common Stock	—	1,072
	AMR Corp	Common Stock	—	2,546
	Amstem Corp	Common Stock	—	30
	Amwest Imaging Inc	Common Stock	—	350
	Amylin Pharm Inc	Common Stock	—	5,690
	Anadarko Petroleum	Common Stock	—	3,817
	Anadarko Petroleum	Common Stock	—	719,838
	Andrea Electronics Corp	Common Stock	—	47

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Annaly Mortgage Management Inc	Common Stock	—	257,908
Anthera Pharmaceuticals Inc	Common Stock	—	107,450
Anworth Mtg Asset Corp	Common Stock	—	1,922
AOL Inc	Common Stock	—	211
Apache Corp	Common Stock	—	9,966
Apollo Group Inc	Common Stock	—	3,232
Apollo Invt Corp	Common Stock	—	14,575
Apple Inc	Common Stock	—	2,764,935
Apple Inc	Common Stock	—	6,201,612
Applied Materials Inc	Common Stock	—	10,282
Applied Materials Inc	Common Stock	—	808,352
Applied Materials Inc	Common Stock	—	1,036,892
Apptech Corp	Common Stock	—	—
Apricus Biosciences Inc	Common Stock	—	4,644
Aqua America Inc	Common Stock	—	2,560
Aradigm Corp	Common Stock	—	368
Arch Coal Inc	Common Stock	—	6,971
Archer Daniels Midland	Common Stock	—	23,183
Archer Daniels Midland	Common Stock	—	1,062,360
Ar Cos Dorados Holdings Inc	Common Stock	—	35,027
Arena Pharmaceuticals Inc	Common Stock	—	9,350
Ariad Pharmaceutical Inc	Common Stock	—	37,791
Arm Holdings Plc	Common Stock	—	11,068
ARM Holdings Plc	Common Stock	—	492,039
Arrowhead Resh Corp	Common Stock	—	1,994
Artificial Life Inc	Common Stock	—	140
AsiaPulp & Paper Co Ltd	Common Stock	—	—
Aspenbio Pharma Inc	Common Stock	—	155
Astrazeneca Plc	Common Stock	—	2,083
Astropower Inc	Common Stock	—	—
AT&T Inc	Common Stock	—	167,733
Atlantic Power Corp	Common Stock	—	2,935
ATP Oil & Gas Corp	Common Stock	—	44,160
Atwood Oceanics Inc	Common Stock	—	3,979
ATX Communications Inc	Common Stock	—	—
Augme Technologies Inc	Common Stock	—	56,280
Aurico Gold Inc	Common Stock	—	16,781
Aurizon Mines Ltd	Common Stock	—	9,860
Automatic Data Processing Inc	Common Stock	—	37,662
Avago Technologies	Common Stock	—	989,222
Avalon Rare Metals Inc	Common Stock	—	474
Avanir Pharmaceuticals	Common Stock	—	2,440
AVI Biopharma Inc	Common Stock	—	10,281
Axia Group Inc	Common Stock	—	—
Axion Power International Inc	Common Stock	—	1,080
Babcock & Wilcox Co	Common Stock	—	9,656
Babson Cap Partn Invs Tr	Common Stock	—	31,700
Backweb Technologies Ltd	Common Stock	—	170
Baidu Inc	Common Stock	—	2,055,238

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Baidu Inc	Common Stock	—	83,742
	Banco Latino-Americano De ercio Exterior Sa	Common Stock	—	14,124
	Banco Santander SA	Common Stock	—	6,836
	Bank New York Mellon Corp	Common Stock	—	15,825
*	Bank of America Corp	Common Stock	—	358,790
*	Bank of America Corp	Common Stock	—	713,513
	Barclays	Common Stock	—	33,388
	Bard CR Inc	Common Stock	—	47,453
	Barrick Gold Corp	Common Stock	—	339,743
*	Baxter International Inc	Common Stock	—	143,185,079
*	Baxter International Inc	Common Stock	—	1,385,860
	Bayer AG	Common Stock	—	16,495
	BB Liquidating Inc	Common Stock	—	2
	BB Liquidating Inc	Common Stock	—	105
	BB&T Corp	Common Stock	—	1,167,446
	BCE Inc	Common Stock	—	1,667,233
	Beacon Pwr Corp	Common Stock	—	79
	Bed Bath & Beyond Inc	Common Stock	—	923,638
	Benchmark Electrs Inc	Common Stock	—	1,616
	Berkshire Hathaway Inc	Common Stock	—	186,935
	Best Buy Inc	Common Stock	—	16,542
	Beyond Corp New	Common Stock	—	—
	Big Bear Mng Corp	Common Stock	—	26
	Biodel Inc	Common Stock	—	732
	Bioelectronics Corp	Common Stock	—	308
	Biomedical Technology Solutions Hldgs Inc	Common Stock	—	76
	Biomerica Inc	Common Stock	—	6,720
	Biomoda Inc	Common Stock	—	297
	Biosante Pharmaceuticals Inc	Common Stock	—	5,974
	Bizauctions Inc	Common Stock	—	—
	Black Hills Corp	Common Stock	—	3,694
	Blackrock Inc	Common Stock	—	1,109,337
	Blackstone Group LP	Common Stock	—	22,416
	Blavod Extreme Spirits	Common Stock	—	50
	BMW	Common Stock	—	915,785
	Boeing Co	Common Stock	—	33,543
	Boeing Co	Common Stock	—	1,950,132
	Bombardier Inc	Common Stock	—	3,987
	Borgwarner Inc	Common Stock	—	1,397,922
	Boston Scientific	Common Stock	—	1,068
	BP Amoco Plc	Common Stock	—	40,524
	Brandywine Rlty Tr	Common Stock	—	2,421
	Bridgepoint Ed Inc	Common Stock	—	9,729
	Briggs & Stratton Corp	Common Stock	—	2,788
	Bristol Myers Squibb	Common Stock	—	42,406
	Bristol Myers Squibb	Common Stock	—	1,520,501
	Broad Corp	Common Stock	—	17,029
	Broadridge Financial Solutions LLC	Common Stock	—	1,691
	Broadwind Energy Inc	Common Stock	—	68

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Brookfield Asset Mgmt Inc	Common Stock	—	6,870
Brookfield Infrastructure Partners LP	Common Stock	—	9,376
Brookfield Residential Pptys Inc	Common Stock	—	8
Brooks Automation Inc	Common Stock	—	2,587
Buckeye Partners LP	Common Stock	—	25,592
Burberry Group	Common Stock	—	953,118
Cadence Pharmaceuticals Inc	Common Stock	—	9,954
Calamp Corp	Common Stock	—	115,816
Calgon Carbon Corp	Common Stock	—	1,885
Camden Ppty	Common Stock	—	11,699
Cameco Corp	Common Stock	—	18,953
Cameron Intl Corp	Common Stock	—	3,837
Canadian Natural Resources	Common Stock	—	7,474
Canadian Solar Inc	Common Stock	—	40
Cannabis Science Inc	Common Stock	—	86
Capital One Financial Corp	Common Stock	—	1,036,113
Capitalsource Inc	Common Stock	—	13,052
Capitol Bancorp Ltd	Common Stock	—	67
Capstead Mtg Corp	Common Stock	—	12,439
Capstone Turbine Corp	Common Stock	—	116
Carbonite Inc	Common Stock	—	1,110
Cardinal Communications Inc	Common Stock	—	—
Cardinal Health Inc	Common Stock	—	5,206,974
Cardinal Health Inc	Common Stock	—	80,012
Carefusion Corp	Common Stock	—	25,918
Carmax Inc	Common Stock	—	6,096
Carnival Corp	Common Stock	—	9,792
Cast Corp	Common Stock	—	2,371
Caterpillar Inc	Common Stock	—	190,558
CBL & Assoc Pptys Inc	Common Stock	—	1,727
CDC Corporation	Common Stock	—	106
Cedar Fair LP	Common Stock	—	1,109
Celgene Corp	Common Stock	—	2,364,111
Celgene Corp	Common Stock	—	28,933
Cell Israel Ltd	Common Stock	—	7,842
Cell Therapeutics Inc	Common Stock	—	5,624
Cemex SA	Common Stock	—	3,127
Cenovus Energy Inc	Common Stock	—	5,069
Central Fd Cda	Common Stock	—	30,414
Centurytel Inc	Common Stock	—	8,932
Ceragon Networks Ltd	Common Stock	—	2,695
Cereplast Inc	Common Stock	—	5,400
Cerner Corp	Common Stock	—	11,025
Cerus Corp	Common Stock	—	3,640
Charles Schwab Corp	Common Stock	—	935,518
Charter Inc	Common Stock	—	—
Cheniere Energy Partners L P	Common Stock	—	813
Chesapeake Energy Corporation	Common Stock	—	367,344
Chevron Corp	Common Stock	—	225,995

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Chevron Corp	Common Stock	—	136,681
Chimera Invt Corp	Common Stock	—	32,586
China Automotive Sys Inc	Common Stock	—	2,376
China Direct Inc	Common Stock	—	84
China Energy Svgs Technology Inc	Common Stock	—	—
China Green Agriculture Inc	Common Stock	—	4,686
China Shen Zhou Mng & Res Inc	Common Stock	—	756
China Sunergy Co Ltd	Common Stock	—	15
China Yuchai International Ltd	Common Stock	—	41,370
Chipotle Mexican Grill Inc	Common Stock	—	11,821
Chipotle Mexican Grill Inc	Common Stock	—	1,679,630
Churchill Downs Inc	Common Stock	—	5,416
Ciena Corp New Delaware	Common Stock	—	24
Cigna Corp	Common Stock	—	4,200
Cintas Corp	Common Stock	—	2,785
Cintas Corp	Common Stock	—	422,987
Circuit City Stores Inc	Common Stock	—	—
Cisco Systems	Common Stock	—	211,858
Cisco Systems	Common Stock	—	2,024,593
Citadel Broadcasting Corp	Common Stock	—	—
Citigroup Inc	Common Stock	—	1,078,666
Citigroup Inc	Common Stock	—	154,068
CitrixSystems Inc	Common Stock	—	12,144
City Bank	Common Stock	—	32
Clarent Corp	Common Stock	—	—
Clean Energy Fuels Corp	Common Stock	—	79,121
Cleco Corp	Common Stock	—	114,300
Cliffs Nat Res Inc	Common Stock	—	75
Cloud Peak Energy Inc	Common Stock	—	2,898
Coach Inc	Common Stock	—	1,532,879
Coca Cola Co	Common Stock	—	155,546
Coca Cola Co	Common Stock	—	960,826
Coeur D Alene Mines Corp	Common Stock	—	21,123
Cognex Corp	Common Stock	—	7,158
Cognizant Tech Solutions	Common Stock	—	1,151,210
Coinstar Inc	Common Stock	—	5,477
Coldwater Creek Inc	Common Stock	—	2,360
Collective Brands Inc	Common Stock	—	20,837
Colonial Bancgroup	Common Stock	—	—
Columbia Laboratories Inc	Common Stock	—	1,500
Comcast Corp	Common Stock	—	1,077,475
Commtouch Software Limited	Common Stock	—	1,352
Concho Resources	Common Stock	—	1,347,387
Conoco Phillips	Common Stock	—	200,772
Consol Energy Inc	Common Stock	—	953
Consolidated Edison Hldg Co Inc	Common Stock	—	77,264
Constellation Brands Inc	Common Stock	—	6,201
Constellation Energy Group	Common Stock	—	1,626
Constellation Energy Partners LLC	Common Stock	—	11,760

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Corelogic Inc	Common Stock	—	647
Corning Inc	Common Stock	—	16,117
Corporate Executive Brd Co	Common Stock	—	1,715
Cortex Pharmaceuticals Inc	Common Stock	—	383
Costco Wholesale Corp	Common Stock	—	7,895
Costco Wholesale Corp	Common Stock	—	2,454,896
Covidien Plc	Common Stock	—	893,764
Covidien Plc	Common Stock	—	7,742
Credit Suisse	Common Stock	—	6,570
Credit Suisse	Common Stock	—	797,948
Cree Inc	Common Stock	—	61,712
Crocs Inc	Common Stock	—	13,958
Cross Timbers Royalty Trust	Common Stock	—	733
Cryptologic Limited Shs	Common Stock	—	474
CSX Corp	Common Stock	—	5,613
Ctrip Intl Ltd	Common Stock	—	25,272
Cui Global Inc	Common Stock	—	95
Cummins Inc	Common Stock	—	8,802
CVR Partners LP	Common Stock	—	12,410
CVS Caremark Corp	Common Stock	—	1,212,639
CVS Corp	Common Stock	—	26,021
Cyber-Care Inc	Common Stock	—	—
Cyclacel Pharmaceuticals Inc	Common Stock	—	590
Cytori Therapeutics Inc	Common Stock	—	935
Cytosorbents Corp	Common Stock	—	1,200
Cytrx Corp	Common Stock	—	2,520
Dan River Inc	Common Stock	—	—
Daulton Cap Corp	Common Stock	—	30
Daystar Technologies Inc	Common Stock	—	3
Decisionpoint Sys Inc	Common Stock	—	8
Deckers Outdoor	Common Stock	—	34,007
Deere & Co	Common Stock	—	85,126
Delcath Systems Inc	Common Stock	—	4,188
Dell Inc	Common Stock	—	2,414
Delta Airlines Inc	Common Stock	—	710,507
Delta Pete Corp	Common Stock	—	14
Denbury Res Inc	Common Stock	—	20,219
Dendreon Corp	Common Stock	—	135,759
Denison Mines Corp	Common Stock	—	5,000
Derma Sciences Inc	Common Stock	—	90,581
Devon Energy Corp	Common Stock	—	1,047,383
Devon Energy Corp	Common Stock	—	20,770
Devry Inc	Common Stock	—	1,942
Diamond Offshore Drilling Inc	Common Stock	—	829
Diana Containerships Inc	Common Stock	—	218
Diana Shipping Inc	Common Stock	—	16,678
Digerati Technologies Inc	Common Stock	—	20
Digital Angel Corp New	Common Stock	—	1,278
Discover Finl Svcs	Common Stock	—	6,960

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Discovery Laboratories Inc	Common Stock	—	64
Divine Inc	Common Stock	—	—
Dolby Laboratories Inc	Common Stock	—	4,577
Dollar General Corp	Common Stock	—	165
Dollar Tree Inc	Common Stock	—	12,467
Dominion Resources Inc	Common Stock	—	52,709
Doral Finl Corp	Common Stock	—	48
Dow Chemical Co	Common Stock	—	37,688
Downey Finl Corp	Common Stock	—	—
Dryships Inc	Common Stock	—	15,202
DuPont	Common Stock	—	16,801
Duke Energy Corp New	Common Stock	—	145,549
Duke Realty Corp	Common Stock	—	5,423
Dunkin Brands Group	Common Stock	—	608,264
Dupont	Common Stock	—	762,249
Dynamic Materials Corp	Common Stock	—	32,578
Dynegy Incl	Common Stock	—	69
ETrade Finl Corp	Common Stock	—	5,906
Eagle Bulk Shipping Inc	Common Stock	—	94
Eagle Rock Energy Partners LP	Common Stock	—	17,802
Eastman Kodak Co	Common Stock	—	22,978
Eaton Corp	Common Stock	—	13,059
Eb2B commerce Inc	Common Stock	—	—
Ebay Inc	Common Stock	—	8,007
Ecolocap Solutions Inc	Common Stock	—	6
E-commerce China Dangdang Inc	Common Stock	—	3,960
Ecopetrol SA Spon	Common Stock	—	11,130
EDAP Tms S.A.	Common Stock	—	51,038
Edwards Lifesciences Corp	Common Stock	—	17,579,717
Edwards Lifesciences Corp	Common Stock	—	245,046
Elan Corp Plc	Common Stock	—	14,015
Eldorado Gold Corp	Common Stock	—	13,710
Elephant Talk Communications Corp	Common Stock	—	7,950
Eline Entertainment Group Inc	Common Stock	—	—
EMC Corp	Common Stock	—	2,442,899
EMC Corp	Common Stock	—	21,325
Emcore Corp	Common Stock	—	1,726
Emergent Biosolutions Inc	Common Stock	—	5,052
Emerson Electric Co	Common Stock	—	55,193
Emulex Corp New	Common Stock	—	789
Enbridge Energy Partners L P	Common Stock	—	3,319
Enbridge Inc	Common Stock	—	3,741
Encana Corp	Common Stock	—	14,883
Energy Conversion Devices Inc	Common Stock	—	2
Energy Transfer Partners LP	Common Stock	—	54,113
Energysolutions Inc Depositary Sh	Common Stock	—	309
Enerplus Corporation	Common Stock	—	12,888
Enron Corp	Common Stock	—	—
Ens Co Plc Sponsored	Common Stock	—	2,399

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Enterprise Products Pptns LP	Common Stock	—	71,468
Entravision Conmunications Corp	Common Stock	—	234
Entremed Inc	Common Stock	—	35
EOG Resources Inc	Common Stock	—	1,352,055
Epix Pharmaceuticals Inc	Common Stock	—	7
Estee Lauder Companies	Common Stock	—	1,956,374
Evergreen Solar Inc	Common Stock	—	84
Exelixis Inc	Common Stock	—	8,234
Exelon Corp	Common Stock	—	48,149
Exelon Corp	Common Stock	—	1,024,012
Exeter Resource Corp	Common Stock	—	10,440
Exide Technologies	Common Stock	—	2,630
Expedia Inc	Common Stock	—	900
Express Scripts Inc	Common Stock	—	1,818,970
Express Scripts Inc	Common Stock	—	4,469
Extorre Gold Mines Limited	Common Stock	—	29,520
Exxon Mobil Corp	Common Stock	—	62,258
Exxon Mobil Corp	Common Stock	—	2,671,158
Fairpoint Communications Inc	Common Stock	—	—
Family Dollar Stores Inc	Common Stock	—	2,998
Fastenal Co	Common Stock	—	6,542
Federal Natl Mtg Assn	Common Stock	—	4,024
Fedex Corp	Common Stock	—	8,351
Ferrellgas Partners LP	Common Stock	—	5,971
Fifth St Fin Corp	Common Stock	—	28,710
Finisar Corp	Common Stock	—	4,186
First American Financial Corp	Common Stock	—	634
First China Pharmaceutical Group Inc	Common Stock	—	540
First Physicians Cap Group Inc	Common Stock	—	—
First Solar Inc	Common Stock	—	12,322
Flagstar Bancorp Inc	Common Stock	—	508
Flextronics International	Common Stock	—	5,660
Flextronics Ltd	Common Stock	—	876,200
Fluor Corp New	Common Stock	—	2,554
Fmi Holdings Ltd	Common Stock	—	3
Focus Gold Corp	Common Stock	—	405
Food Technology Svc Inc	Common Stock	—	2,600
Ford Motor Co	Common Stock	—	208,141
FortressInvt Group LLC	Common Stock	—	1,690
Forward Inds	Common Stock	—	167
Foster Wheeler AG	Common Stock	—	16,269
Franklin Res Inc	Common Stock	—	25,555
Freddie Mac	Common Stock	—	3,869
Freeport Mcmoran Copper & Gold Inc.	Common Stock	—	66,110
Fresenius Kabi Pharmaceuticals Hldg Inc	Common Stock	—	—
Frontier Communications Corp	Common Stock	—	8,139
Fuel Sys Solutions Inc	Common Stock	—	2,061
Fuel Tech Inc	Common Stock	—	513
Fusion-Io	Common Stock	—	1,694

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Futuremedia Plc	Common Stock	—	—
Gamco Global Gold Nat Res	Common Stock	—	3,685
Gas Nat Inc	Common Stock	—	3,426
Gazoo Energy Group Inc	Common Stock	—	25
Geeknet Inc	Common Stock	—	3,802
General Dynamics Corp	Common Stock	—	9,962
General Electric Co	Common Stock	—	1,173,078
General Electric Co	Common Stock	—	430,004
General Mills Inc	Common Stock	—	72,738
General Motors Co	Common Stock	—	817,018
General Motors Co	Common Stock	—	20,270
General Steel Hldgs Inc	Common Stock	—	890
Generex Biotechnology Corp	Common Stock	—	975
Genetic Technologies Ltd	Common Stock	—	30
Geopharma Inc	Common Stock	—	4
Geron Corp	Common Stock	—	1,480
Giant Interactive Group Inc	Common Stock	—	1,416
Gilead Sciences Inc	Common Stock	—	56,770
Glaxosmithkline Plc	Common Stock	—	2,282
GMX Res Inc	Common Stock	—	250
Gold Amern Mng Corp	Common Stock	—	155
Goldbrook Ventures Inc	Common Stock	—	6,776
Gold Corp Inc New	Common Stock	—	13,357
Goldman Sachs Group	Common Stock	—	532,894
Goldman Sachs Group	Common Stock	—	88,616
Google Inc	Common Stock	—	4,182,054
Google Inc	Common Stock	—	54,902
Grace W R & Co Del	Common Stock	—	9,184
Grand Pacaraima Gold Corp	Common Stock	—	2
Great Basin Gold	Common Stock	—	12,754
Great Wolf Resorts Inc	Common Stock	—	290
Green Earth Technologies Inc	Common Stock	—	5,400
Green Mtn Coffee Roasters Inc	Common Stock	—	11,213
Greenhunter Energy Inc	Common Stock	—	—
Grid Pete Corp	Common Stock	—	5
GSI Technology Inc	Common Stock	—	2,340
Guess? Inc	Common Stock	—	1,074
Halliburton Co	Common Stock	—	17,255
Halozyme Therapeutics Inc	Common Stock	—	71,648
Hansen Natural Corp	Common Stock	—	2,211
Hanwha Solarone Company Ltd	Common Stock	—	10
Harley Davidson Inc	Common Stock	—	1,261,751
Harley Davidson Inc	Common Stock	—	3,887
Hartford Finl Svcs Group Inc	Common Stock	—	2,099
Hasbro Inc	Common Stock	—	2,870
Hauppague Digital	Common Stock	—	1,200
HCP Inc	Common Stock	—	17,556
Headwaters Inc	Common Stock	—	2,775
Health Care Reit Inc	Common Stock	—	5,452

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Healthwarehouse	Common Stock	—	148
Hecla Mining Co	Common Stock	—	5,230
Helix Energy Solutions Group Inc	Common Stock	—	3,555
Hellenic Telem	Common Stock	—	164
Henry Jack & Associates Inc	Common Stock	—	6,251
Hercules Offshore Inc	Common Stock	—	35,964
Hewlett-Packard Co	Common Stock	—	36,097
Hollyfrontier Corporation	Common Stock	—	7,020
Home Depot Inc	Common Stock	—	118,132
Home Solutions Amer Inc	Common Stock	—	—
Honeywell International Inc	Common Stock	—	1,983,955
Honeywell International Inc	Common Stock	—	32,721
Horizon Lines Inc	Common Stock	—	174
Hospira Inc	Common Stock	—	7,350
Howard Hughes Corp	Common Stock	—	1,148
HPC Pos Sys	Common Stock	—	1,312
HSBC Holdings Plc	Common Stock	—	23,451
HSN Inc Del	Common Stock	—	435
Hugoton Rty Tr Tex	Common Stock	—	12,362
Human Genome Sciences Inc	Common Stock	—	50,429
Huntington Bancshares Inc	Common Stock	—	25,926
Hydrogenics Corporation	Common Stock	—	378
Hyperdynamics Corp	Common Stock	—	12,740
Iac/Interactivecrp	Common Stock	—	1,321
IBM	Common Stock	—	3,221,144
IBM	Common Stock	—	27,582
ICG Group Inc	Common Stock	—	579
Idearc Inc	Common Stock	—	—
IGO Inc	Common Stock	—	39
Illinois Tool Works	Common Stock	—	13,798
Illumina Inc	Common Stock	—	635,353
Imaging3 Inc	Common Stock	—	18,177
Imation Corp	Common Stock	—	573
Imax Corp	Common Stock	—	3,666
Immunocellular Therapeutics Ltd	Common Stock	—	490
Immunomedics Inc	Common Stock	—	3,330
Incyte Genomics Inc	Common Stock	—	26,943
Indevus Pharmaceuticals Inc	Common Stock	—	—
India Globalization Cap Inc	Common Stock	—	2,890
Indymac Bancorp Inc	Common Stock	—	—
Infinera Corp	Common Stock	—	18,758
Infosys Technologies Limited	Common Stock	—	2,569
ING Prime Rate Tr	Common Stock	—	6,277
Ingles Mkts Inc	Common Stock	—	15,060
Inhibitex Inc	Common Stock	—	32,820
Inovio Biomedical Corp	Common Stock	—	2,054
Inplay Technologies Inc	Common Stock	—	—
Insmed Incorporated	Common Stock	—	756
Insys Therapeutics Inc	Common Stock	—	288

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Intel Corp	Common Stock	—	135,002
Intermune Inc	Common Stock	—	378
International Game Technology	Common Stock	—	1,204
International Tower Hill Mines	Common Stock	—	4,360
Internet Holders	Common Stock	—	14,042
Interoil Corp	Common Stock	—	19,429
Interval Leisure Group Inc	Common Stock	—	163
Intl Fuel Tech Inc	Common Stock	—	884
Intl Speedway	Common Stock	—	1,014
Intuitive Surgical Inc	Common Stock	—	926
Invensense Inc	Common Stock	—	5,976
Invesco Ltd	Common Stock	—	1,167,012
Invesco Van Kampen Sr Ine	Common Stock	—	12,134
Invo Bioscience Inc	Common Stock	—	20
IPG Photonics Corp	Common Stock	—	6,435
Ironwood Gold Corp	Common Stock	—	1,707
Irvine Sensors Corp	Common Stock	—	60
Ivanhoe Energy	Common Stock	—	7,616
Ivax Diagnostics Inc	Common Stock	—	2,200
JA Solar Hldgs Co Ltd	Common Stock	—	1,777
Jabil Circuit Inc	Common Stock	—	19,713
JDS Uniphase Corp	Common Stock	—	9,260
Jensen Portfolio Inc	Common Stock	—	62,891
Jetblue Awys Corp	Common Stock	—	11,180
John Bean Technologies Corp	Common Stock	—	343
Johnson & Johnson	Common Stock	—	152,466
Johnson & Johnson	Common Stock	—	1,182,367
Johnson & Johnson	Common Stock	—	1,736,297
Johnson Controls	Common Stock	—	1,514,767
Johnson Ctls Inc	Common Stock	—	38,773
Joy Global Inc	Common Stock	—	5,623
JPMorgan Chase & Co	Common Stock	—	2,259,946
JPMorgan Chase & Co	Common Stock	—	50,028
Juniper Networks Inc	Common Stock	—	48,372
K Swiss Inc	Common Stock	—	5,840
Kandi Technologies Corp	Common Stock	—	7,400
KB Homes	Common Stock	—	8,569
Keegan Res Inc	Common Stock	—	13,405
Kellogg Company	Common Stock	—	14,296
Kennametal Inc	Common Stock	—	6,099
Keryx Biopharmaceuticals Inc	Common Stock	—	3,985
Key Corp New	Common Stock	—	7,690
Khd Humboldt Wedag Intl (Dt) Ag	Common Stock	—	2,229
Kilroy Realty Corp	Common Stock	—	2,423
Kimberly Clark Corp	Common Stock	—	29,424
Kinder Morgan Energy Partners	Common Stock	—	265,284
Kinder Morgan Mgmt	Common Stock	—	7,852
Kinross Gold Corp	Common Stock	—	20,520
Knightsbridge Tank	Common Stock	—	14,746

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Kobex Minerals Inc	Common Stock	—	610
Kodiak Oil & Gas Corp	Common Stock	—	30,400
Kohl’s Corp	Common Stock	—	56,903
Kraft Foods Inc	Common Stock	—	63,216
Krispy Kreme Doughnuts Inc	Common Stock	—	6,540
Kronos Worldwide Inc	Common Stock	—	75
KV Pharmaceutical Co	Common Stock	—	1,029
L-3 Communications Hldgs Inc	Common Stock	—	36,728
Laboratory Corp of America Hldgs	Common Stock	—	17,194
Lakes Entmt Inc	Common Stock	—	9,250
LDK Solar Co Ltd	Common Stock	—	3,264
Leap Wireless Intl Inc	Common Stock	—	—
Legacy Resvs LP	Common Stock	—	2,823
Lehman Bros Hldgs Corp	Common Stock	—	52
Level 3 Communications Inc	Common Stock	—	5,658
Liberator Med Hldgs Inc	Common Stock	—	618
Life Technologies Corp	Common Stock	—	1,010,962
Life Technologies Corp	Common Stock	—	3,891
Lifeline Biotechnologies Inc	Common Stock	—	—
Li-Ion Motors Corp	Common Stock	—	348
Lilly Eli & Co	Common Stock	—	2,551
Limelight Networks Inc	Common Stock	—	2,146
Limited Brands Inc	Common Stock	—	10,088
Linkedin Corp	Common Stock	—	659,770
Linkedin Corp	Common Stock	—	945
Linn Energy LLC	Common Stock	—	113,730
Linux Gold Corp	Common Stock	—	150
Live Nation Entertainment Inc	Common Stock	—	141
Lloyds Banking Group	Common Stock	—	3,140
Loral Space & Communcations Ltd	Common Stock	—	—
Lowes Cos	Common Stock	—	34,730
Lowes Cos	Common Stock	—	600,102
Lowes Cos	Common Stock	—	1,070,625
LPBP Inc	Common Stock	—	—
LSI Logic Corp	Common Stock	—	541
Lululemon Athletica	Common Stock	—	1,132,024
Lumber Liquidators Hldgs Inc	Common Stock	—	20,397
LVMH Moet Hennessy	Common Stock	—	352,417
Lynas Corporation	Common Stock	—	536
LyondellBasell	Common Stock	—	276,036
LyondellBasell	Common Stock	—	16,245
M2003 Plc Sponsored ADR	Common Stock	—	—
Mahanagar Tel Nigam Ltd	Common Stock	—	161
Mako Surgical Corp	Common Stock	—	7,563
Mammoth Energy Group Inc New	Common Stock	—	—
Manhattan Pharmaceuticals Inc	Common Stock	—	1
Manhattan Scientific Inc	Common Stock	—	4,539
Manitex Intl Inc	Common Stock	—	2,968
Manitowoc Inc	Common Stock	—	1,746

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Mannkind Corp	Common Stock	—	26,250
Marathon Oil Corp	Common Stock	—	41,980
Marathon Oil Corp	Common Stock	—	547,961
Marathon Petroleum Corp	Common Stock	—	198,970
Marathon Petroleum Corp	Common Stock	—	23,852
Markel Corp Hldg Co	Common Stock	—	34,832
Marsh & McLennan Cos	Common Stock	—	1,033,970
Masco Corp	Common Stock	—	4,978
Mastercard Inc	Common Stock	—	3,292,719
Mastercard Inc	Common Stock	—	29,826
Maxwell Tech Inc	Common Stock	—	9,744
McDonalds Corp	Common Stock	—	36,504
McDonalds Corp	Common Stock	—	2,031,901
Mead Johnson Nutrition Co	Common Stock	—	1,486,991
Medclean Technologies Inc	Common Stock	—	240
Medical Marijuana Inc	Common Stock	—	187
Medicines Co	Common Stock	—	9,320
Medtronic Inc	Common Stock	—	8,408
Melco Pbl Entmnt Ltd	Common Stock	—	3,367
Merck & Co Inc	Common Stock	—	1,443,215
Merck & Co Inc	Common Stock	—	119,858
Merge Healthcare Inc	Common Stock	—	2,425
Metabolix Inc	Common Stock	—	2,275
Metalico Inc	Common Stock	—	1,935
MetLife Inc	Common Stock	—	942,574
MetLife Inc	Common Stock	—	1,507,810
MetLife Inc	Common Stock	—	312
MFA Finl Inc	Common Stock	—	8,091
MFC Industrial Ltd	Common Stock	—	720
Mgic Invst Corp	Common Stock	—	41,969
MGM Mirage	Common Stock	—	8,688
Micro Imaging Technology Inc	Common Stock	—	120
Micron Technology	Common Stock	—	629
Microsoft Corp	Common Stock	—	107,958
Microsoft Corp	Common Stock	—	1,146,384
Microsoft Corp	Common Stock	—	2,551,794
Microvision Inc	Common Stock	—	7,200
Miller Energy Res Inc	Common Stock	—	29,295
Miller Herman Inc	Common Stock	—	1,845
Mindspeed Technologies Inc	Common Stock	—	27
Minefinders Ltd Corp	Common Stock	—	10,600
Mirant Corp	Common Stock	—	—
Miravant Medical Technology	Common Stock	—	—
Modern Energy Corp	Common Stock	—	20
Molecular Insight Pharmaceuticals Inc	Common Stock	—	—
Moly Corp Inc	Common Stock	—	2,878
Momenta Pharmaceuticals Inc	Common Stock	—	3,443
Monsanto Co	Common Stock	—	1,017,577
Monsanto Co	Common Stock	—	2,360,502

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Monsanto Co	Common Stock	—	3,403
Morgan Stanley	Common Stock	—	38,849
Morgan Stanley	Common Stock	—	918,768
Morgan Stanley	Common Stock	—	20,879
Morningstar Inc	Common Stock	—	7,729
Mosaic Co New	Common Stock	—	3,027
Motorola Mobility Hldgs Inc	Common Stock	—	2,406
Motorola Solutions Inc	Common Stock	—	3,287
Motricity Inc	Common Stock	—	13,500
Mueller Wtr Prods Inc	Common Stock	—	6,100
Multiband Corp	Common Stock	—	646
Multicell Technologies Inc	Common Stock	—	14
Myriad Genetics Inc	Common Stock	—	461
Nanogen Inc	Common Stock	—	10
Nanosphere Inc	Common Stock	—	110
NatcoreTechnology Inc	Common Stock	—	1,226
National Bank of Greece	Common Stock	—	792
National Grid	Common Stock	—	9,696
National Oilwell	Common Stock	—	1,130,439
Navios Maritime Holdings Inc	Common Stock	—	19,953
Navios Maritime Partners LP	Common Stock	—	7,370
Neon Communications Inc	Common Stock	—	—
Nestle SA	Common Stock	—	5,775
Netapp Inc	Common Stock	—	17,410
Netflix Inc	Common Stock	—	26,122
Netgear Inc	Common Stock	—	3,357
Netlist Inc	Common Stock	—	5,020
Neumedia Inc	Common Stock	—	18
New Centy Finl Corp Md	Common Stock	—	—
New Ireland Fd Inc	Common Stock	—	4,916
Newcastle Invt Corp	Common Stock	—	930
Nextera Energy Inc	Common Stock	—	41,403
Nielsen Holdings	Common Stock	—	11,876
Nike Inc	Common Stock	—	2,465,809
Nike Inc	Common Stock	—	5,725
Nokia Corp	Common Stock	—	20,915
Nordic American Tanker Shipping Ltd	Common Stock	—	35,970
Nortel Networks Corp	Common Stock	—	1
North American Palladium	Common Stock	—	5,100
Northern Oil & Gas Inc	Common Stock	—	10,911
Northfield Laboratories Inc	Common Stock	—	—
Novartis AG	Common Stock	—	511,134
Novartis AG	Common Stock	—	920,606
Novartis AG	Common Stock	—	20,219
Novatel Wireless Inc	Common Stock	—	3,756
Novavax Inc	Common Stock	—	1,008
Novelos Therapeutics Inc New	Common Stock	—	23
Novo Nordisk	Common Stock	—	1,946,664
Novo Nordisk A/S	Common Stock	—	6,339

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
NPS Pharmaceuticals Inc	Common Stock	—	7,249
NRG Energy Inc	Common Stock	—	6,958
Nuance Communications Inc	Common Stock	—	12,580
Nucor Corp	Common Stock	—	74,455
Nutracea	Common Stock	—	2,331
Nvidia Corp	Common Stock	—	26,334
Nxstage Med Inc	Common Stock	—	6,845
NYSE Euronext	Common Stock	—	1,984
O Reilly Automotive Inc	Common Stock	—	7,036
Occidental Petroleum	Common Stock	—	1,173,753
Occidental Petroleum	Common Stock	—	6,612
Occidental Petroleum	Common Stock	—	1,383,881
Ocean Rig Udw Inc	Common Stock	—	586
Oclaro Inc	Common Stock	—	764
Odyssey Marine Exploration Inc	Common Stock	—	822
Oilsands Quest Inc	Common Stock	—	208
Olin Corp New	Common Stock	—	2,135
Olympic Steel Inc	Common Stock	—	23,320
Omega Navigation Enterprises Inc	Common Stock	—	569
Omnitek Engr Corp	Common Stock	—	3,680
Oncogenex Pharmaceuticals Inc	Common Stock	—	200
Oncolytics Biotech Inc	Common Stock	—	607,620
Opexa Therapeutics Inc	Common Stock	—	27,900
Optigenex Inc	Common Stock	—	—
Oracle Corp	Common Stock	—	2,092,647
Oracle Corp.	Common Stock	—	43,354
Orbital Sciences Corp	Common Stock	—	11,624
Orchid Cellmark Inc	Common Stock	—	223
Orexigen Therapeutics Inc	Common Stock	—	1,610
Origin Agritech Limited	Common Stock	—	2,360
Osi Systems Inc	Common Stock	—	12,195
Osiris Therapeutics Inc	Common Stock	—	5,912
Otelco Inc	Common Stock	—	3,349
Owens Illinois Inc	Common Stock	—	461,412
Owens Illinois Inc	Common Stock	—	779,231
Oxigene Inc	Common Stock	—	99
Pace Oil & Gas Ltd	Common Stock	—	334
Pacific Ethanol Inc	Common Stock	—	36,527
Palatin Technologies Inc	Common Stock	—	20
Panacos Pharmaceuticals Inc	Common Stock	—	1
Pass Minerals Intl Inc	Common Stock	—	7,797
Patriot Coal Corp	Common Stock	—	22,446
Patterson-Uti Energy Inc	Common Stock	—	11,988
Pay Chest Inc	Common Stock	—	—
Paychex Inc	Common Stock	—	12,150
PDI Inc	Common Stock	—	642
PDL Biopharma Inc	Common Stock	—	9,436
Peabody Energy Corp	Common Stock	—	16,577
Penn Va Resource Partners LP	Common Stock	—	1,300

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Penn West Petroleum Ltd	Common Stock	—	10,371
Pennymac Mortgage Investment	Common Stock	—	13,929
Pepco Hldgs Inc	Common Stock	—	21,151
Pepisco Inc	Common Stock	—	1,068,431
Pepsico Inc	Common Stock	—	30,795
Permian Basin Rty	Common Stock	—	7,130
Petmedexpress Inc	Common Stock	—	1,076
Petrochina Co Ltd	Common Stock	—	1,492
Petroleo Brasileiro SA Petrobras	Common Stock	—	8,735
Petsmart Inc	Common Stock	—	3,590
Pfizer Inc	Common Stock	—	126,320
Pfizer Inc	Common Stock	—	1,113,814
Pfizer Inc	Common Stock	—	2,639,163
Pharmos Corp	Common Stock	—	2
Philip Morris Intl Inc	Common Stock	—	123,952
Pilgrims Pride Corp	Common Stock	—	1,584
Pilot Gold Inc	Common Stock	—	950
Pioneer Drilling Co	Common Stock	—	968
Pitney Bowes Inc	Common Stock	—	12,978
Platinum Studios Inc	Common Stock	—	20
Plum Creek Timber CoInc	Common Stock	—	10,968
Pluristem Therapeutics Inc	Common Stock	—	1,195
PMC-Sierra Inc	Common Stock	—	3,857
PMI Group Inc	Common Stock	—	263
PNC Finl Svcs Group	Common Stock	—	7,901
Polymedix Inc	Common Stock	—	7,650
Polymet Mining Corp	Common Stock	—	20,967
Pop3 Media Corp	Common Stock	—	—
Portfolio Recovery Assocs Inc	Common Stock	—	1,080
Positiveid Corp	Common Stock	—	1,350
Potash Corp Sask Inc	Common Stock	—	270,280
Power 3 Med Prods Inc	Common Stock	—	14
Powerwave Technologies Inc	Common Stock	—	208
PPG Industries	Common Stock	—	33,396
Prana BiotechnologyLtd	Common Stock	—	1,470
Praxair Inc	Common Stock	—	2,916
Precision Castparts Corp	Common Stock	—	1,977
Precision Castparts Corp	Common Stock	—	3,152,418
Priceline.com Inc	Common Stock	—	1,246,627
Primero Mining Corp	Common Stock	—	4,508
Procter & Gamble Co	Common Stock	—	116,433
Procter & Gamble Co	Common Stock	—	883,108
Proctor & Gamble Co	Common Stock	—	2,296,739
Progress Energy Inc	Common Stock	—	7,666
Prologis Inc	Common Stock	—	277
Prospect Energy Corp	Common Stock	—	10,748
Protalix Biotherapeutics Inc	Common Stock	—	1,997
Provident Energy Ltd	Common Stock	—	85
Proxim Wireless Corp	Common Stock	—	112

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Prudential Finl Inc	Common Stock	—	516
PT Telekomunikasi Indonesia	Common Stock	—	20,227
Public Service Enterprise	Common Stock	—	384,809
Qualcomm Inc	Common Stock	—	1,967,010
Quality Systems	Common Stock	—	34,171
Qualm Inc	Common Stock	—	54,720
Quantum Fuel Sys TechnologiesWorldwide Inc	Common Stock	—	237
Quepasa Corp	Common Stock	—	16,600
Quest Diagnostics Inc	Common Stock	—	14,515
Quest Rare Minerals Ltd	Common Stock	—	2,200
Radian Group Inc	Common Stock	—	1,189
Radient Pharmaceuticals Corp	Common Stock	—	30
Ralph Lauren Corp	Common Stock	—	2,192,803
Rambus Inc	Common Stock	—	7,550
Ramp Corp	Common Stock	—	—
Randgold Res Ltd	Common Stock	—	5,105
Range Resources Corp	Common Stock	—	15,495
Rayonier Inc	Common Stock	—	17,406
Raystream Inc	Common Stock	—	180
Raytheon Co	Common Stock	—	2,454
Realty Ine Corp	Common Stock	—	5,289
Red Hat Inc	Common Stock	—	1,156,829
Regions Finl Corp	Common Stock	—	3,353
Renren Inc	Common Stock	—	266
Repligen Corp	Common Stock	—	1,215
Research in Motion Ltd	Common Stock	—	30,900
Resource Cap Corp	Common Stock	—	101,836
Retail Opportunity Invts Corp	Common Stock	—	7,329
Reynolds Amern Inc	Common Stock	—	54,199
Rino Intl Corp	Common Stock	—	18
Rio Tinto Plc	Common Stock	—	2,470
Rock-Tenn Co	Common Stock	—	8,655
Rockwell Automation Inc	Common Stock	—	29,348
Rockwell Medical Tech Inc	Common Stock	—	2,143
Roper Industries	Common Stock	—	322,854
Rosetta Stone Inc	Common Stock	—	763
Royal Bk Scotland Group Plc	Common Stock	—	319
Royal Dutch Shell	Common Stock	—	7,309
Royal Gold Inc	Common Stock	—	13,486
Rubicon Minerals Corp	Common Stock	—	73,710
Ryland Group Inc	Common Stock	—	3,940
Saba Software Inc	Common Stock	—	986
Safer Shot Inc	Common Stock	—	20
Saks Inc	Common Stock	—	4,875
Salesforce.com Inc	Common Stock	—	1,918,669
Samson Oil & Gas Ltd	Common Stock	—	1,950
San Gold Corporation	Common Stock	—	6,868
San Juan Basin Rty Tr	Common Stock	—	20,476
Sandisk Corp	Common Stock	—	19,684

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Sandridge Energy Inc	Common Stock	—	59,160
Sandridge Mississippian Tr	Common Stock	—	6,318
Sanmina-Sci Corp	Common Stock	—	1,862
Sanofi ADR	Common Stock	—	945,775
Sanofi ADR	Common Stock	—	1,494,469
Sanofi ADR	Common Stock	—	13,203
Santarus Inc	Common Stock	—	1,655
Satcon Technology Corp	Common Stock	—	600
Satyamputer Svcs Ltd	Common Stock	—	69
Savient Pharmaceuticals Inc	Common Stock	—	2,230
Schlumberger Ltd	Common Stock	—	1,944,018
Schlumberger Ltd	Common Stock	—	98,101
Seadrill Ltd	Common Stock	—	43,099
Seagate Technology Plc	Common Stock	—	3,317
Sears Hldgs Corp	Common Stock	—	9,534
Seattle Genetics Inc	Common Stock	—	1,672
Seawright Hldgs Inc	Common Stock	—	45
Senior Housing Prop Trust	Common Stock	—	22,440
Sequans Communications	Common Stock	—	3,336
Ship Finance International Limited	Common Stock	—	266
Shire Plc	Common Stock	—	2,868,488
Sigma Designs	Common Stock	—	600
Silicon Image Inc	Common Stock	—	1,410
Silver Wheaton Corp	Common Stock	—	5,586
Silver Wheaton Corp	Common Stock	—	47,807
Silver Corp Metals Inc	Common Stock	—	38,400
Sirius XM Radio Inc	Common Stock	—	162,109
Skyworks Solutions Inc	Common Stock	—	35,441
Smith & Wesson Hldg Corp	Common Stock	—	2,180
Smurfit Stone Container	Common Stock	—	—
Sociedad Quimica Minera De Chile	Common Stock	—	269,250
Socket Mobile Inc	Common Stock	—	15,613
Solar Cap Ltd	Common Stock	—	9,075
Sonic Corp	Common Stock	—	6,730
Sothebys Hldgs Inc	Common Stock	—	1,141
Southern Co	Common Stock	—	236,698
Southern Copper Corp	Common Stock	—	47,516
Southwest Airlines Co	Common Stock	—	939,519
Southwest Airlines Co	Common Stock	—	6,849
Southwestern Energy Co	Common Stock	—	441,754
Spectra Energy Corp	Common Stock	—	36,826
Spectranetics Corp	Common Stock	—	16,750
Spirit Aerosystems Hldgs Inc	Common Stock	—	1,559
Spongetech Delivery Sys Inc	Common Stock	—	—
Sports Concepts Inc	Common Stock	—	—
Sprint Corp	Common Stock	—	24,044
Sprott Physical Silver Trust	Common Stock	—	54,808
St Jude Medical Inc	Common Stock	—	19,679
Standard Pkg Corp	Common Stock	—	5,361

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Stanley Black & Decker	Common Stock	—	397,358
	Star Bulk Carriers Corp Shs	Common Stock	—	225
	Starbucks Corp	Common Stock	—	2,949,951
*	State Street Corp	Common Stock	—	122
*	State Street Corp	Common Stock	—	1,107,071
	Statoil Asa	Common Stock	—	5,950
	Stem Cell Innovations Inc	Common Stock	—	—
	Stemcells Inc	Common Stock	—	148
	Sterlite Inds India Ltd	Common Stock	—	499
	Stevia Corp	Common Stock	—	346
	Stonemor Partners LP	Common Stock	—	7,034
	Strategic Amern Oil Corp	Common Stock	—	990
	Strategic Hotel & Resort Inc	Common Stock	—	2,148
	Stryker Corp	Common Stock	—	1,591
	Subjex Corp	Common Stock	—	3
	Sulphco Inc	Common Stock	—	6
	Suncor Energy	Common Stock	—	3,147
	Sunesis Pharmaceuticals Inc	Common Stock	—	2,143
	Sunoco Inc	Common Stock	—	1,317,034
	Suntech Pwr Hldgs Co	Common Stock	—	608
	Suntrust Banks Inc	Common Stock	—	3,975
	Surebeam Corp	Common Stock	—	—
	Surewest Communications	Common Stock	—	670
	Symantec Corp	Common Stock	—	790,047
	Synovus Finl Corp	Common Stock	—	4,134
	Syntax Brillian Corp	Common Stock	—	—
	Sysco Corp	Common Stock	—	756,259
	Sysco Corp	Common Stock	—	12,436
	Taiwan Semiconductor Manufacturing	Common Stock	—	5,190
	Talon Therapeutics Inc	Common Stock	—	5,944
	Target Corp	Common Stock	—	19,976
	Taseko Mines Ltd	Common Stock	—	43,923
	Taser International Inc	Common Stock	—	12,288
	Tata Mtrs Ltd	Common Stock	—	14,944
	Te Connectivity Ltd	Common Stock	—	678
	Teck Inc Ltd	Common Stock	—	7,059
	Telefonica SA	Common Stock	—	10,896
	Telestone Technologies Corp	Common Stock	—	4,160
	Tencent Holdings Ltd	Common Stock	—	20,124
	Tencent Holdings Ltd	Common Stock	—	614,803
	Tenet Healthcare Corp	Common Stock	—	12,825
	Terex Corp New	Common Stock	—	1,013
	Terra Nitrogen Co	Common Stock	—	11,541
	Tesla Motors Inc	Common Stock	—	2,856
	Tesoro Pete Corp	Common Stock	—	748
	Teva Pharmaceutical Inds Ltd	Common Stock	—	36,430
	Texas Instruments	Common Stock	—	1,138,821
	Texas Instruments	Common Stock	—	1,696,728
	Texas Pacific Land Trust	Common Stock	—	12,262

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
TGC Industries Inc	Common Stock	—	7,140
Theragenics Corp	Common Stock	—	2,688
Thomas Pptys Group Inc	Common Stock	—	1,338
Thompson Creek Metals CoInc	Common Stock	—	87,696
Thornburg Mtg Inc	Common Stock	—	—
THQ Inc	Common Stock	—	4,940
Threshold Pharmaceuticals Inc New	Common Stock	—	61
Tiffany & Co	Common Stock	—	1,381,185
Time Warner Cable Inc	Common Stock	—	2,479
Time Warner Inc	Common Stock	—	1,303,163
Time Warner Inc	Common Stock	—	2,424,241
Time Warner Inc	Common Stock	—	5,710
Titanium Metals Corp	Common Stock	—	1,498
Torch Energy Royalty Trust	Common Stock	—	295
Torchlight Energy Res Inc	Common Stock	—	18,000
Toro Co	Common Stock	—	16,035
Total ADR	Common Stock	—	1,134
ToUSA Inc	Common Stock	—	4
Toyota Motor Corp	Common Stock	—	23,303
Transcanada Corp	Common Stock	—	8,734
Transcontinental Realty Invs	Common Stock	—	1,639
Transmeridian Expl Inc	Common Stock	—	—
Transocean Ltd Zug Namen	Common Stock	—	65,320
Transwitch Corp	Common Stock	—	4,192
Travelers Cos Inc	Common Stock	—	1,361
Tree Inc	Common Stock	—	11
Trimedyne Inc	Common Stock	—	700
Tripadvisor Inc	Common Stock	—	782
TRW Automotive Hldgs Corp	Common Stock	—	3,260
Turkcell Iletisim Hizmet	Common Stock	—	669
Tyco International Ltd	Common Stock	—	1,028
US Airways Group Inc	Common Stock	—	2,535
US Energy Corp	Common Stock	—	757
US Geothermal Inc	Common Stock	—	144
US Shipping Partner	Common Stock	—	—
UAL Corp New	Common Stock	—	—
Ultra Petroleum Corp	Common Stock	—	3,556
Ultra Petroleum Corp	Common Stock	—	288,327
Umpqua Holdings Corp	Common Stock	—	1,859
Under Armour Inc	Common Stock	—	6,102
Unilever Plc	Common Stock	—	2,763
Union Pacific Corp	Common Stock	—	2,129
Union Pacific Corp	Common Stock	—	1,756,183
Uniroyal Tech Corp	Common Stock	—	—
United Parcel Svc Inc	Common Stock	—	12,222
United States Steel Corp	Common Stock	—	91,813
United Sts Gasoline	Common Stock	—	4,832
United Sts Nat Gas Fd LP	Common Stock	—	92,378
United Technologies Corp	Common Stock	—	11,649

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
United Technologies Corp	Common Stock	—	1,192,778
United Health Group	Common Stock	—	140,189
United Health Group	Common Stock	—	1,131,522
United Health Group	Common Stock	—	22,992
Universal Display Corp	Common Stock	—	8,439
Universal Ins Hldgs Inc	Common Stock	—	4,843
Uranerz Energy Corp	Common Stock	—	819
Uranium One Inc	Common Stock	—	244
Uranium Res Inc	Common Stock	—	1,452
US Bancorp	Common Stock	—	422,223
USEC Inc	Common Stock	—	1,767
Vale SA	Common Stock	—	2,709
Valeant Pharmaceuticals	Common Stock	—	636,533
Valero Energy Corp	Common Stock	—	11,901
Vasco Data Security Intl	Common Stock	—	2,830
Vaso Active Pharmaceuticals Inc	Common Stock	—	20
Velatel Global Communications Inc	Common Stock	—	700
Ventas Inc	Common Stock	—	3,729
Veolia Environnement	Common Stock	—	11,050
Verenium Corp	Common Stock	—	89
Verifone Hldgs Inc	Common Stock	—	15,984
Verisign Inc	Common Stock	—	357
Verizon Communications	Common Stock	—	252,459
Vertex Pharmaceuticals	Common Stock	—	956,434
Vertex Pharmaceuticals	Common Stock	—	19,926
Via Networks Inc	Common Stock	—	396
Via Pharmaceuticals Inc	Common Stock	—	—
Viacom Inc	Common Stock	—	1,740,609
Vimpel Ltd	Common Stock	—	17,093
Viragen Inc	Common Stock	—	—
Viral Genetics Inc	Common Stock	—	190
Virexx Med Corp	Common Stock	—	—
Viropharma Inc	Common Stock	—	2,739
Viropro Inc	Common Stock	—	16,875
Visa Inc	Common Stock	—	1,223,692
Visa Inc	Common Stock	—	1,240,944
VMware Inc	Common Stock	—	2,095,700
VMware Inc	Common Stock	—	14,142
Vodafone Group	Common Stock	—	7,008
Vodafone Inc	Common Stock	—	2,125,296
Vulcan Materials Co	Common Stock	—	1,377
W & T Offshore Inc	Common Stock	—	6,363
Walgreen Company	Common Stock	—	71,556
Walmart Stores Inc	Common Stock	—	1,050,869
Walmart Stores Inc	Common Stock	—	18,651
Walt Disney	Common Stock	—	1,265,440
Walt Disney	Common Stock	—	90,608
Warner Chilcott Plc	Common Stock	—	3,310
Washington Mutual Inc	Common Stock	—	1,303

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Washington Real Estate Invt	Common Stock	—	8,457
Waste Management Inc	Common Stock	—	32,845
Weatherford Int Ltd	Common Stock	—	29,280
Weatherford Int Ltd	Common Stock	—	977,700
Weingarten Rlty Invs	Common Stock	—	10,960
Wells Fargo & Co	Common Stock	—	1,892,265
Wells Fargo & Co	Common Stock	—	48,459
Wellstar Intl Inc	Common Stock	—	—
Wendys Company	Common Stock	—	4,690
Westell Technologies Inc	Common Stock	—	2,220
Western Asset High	Common Stock	—	10,268
Western Cap Res Inc	Common Stock	—	—
Western Digital Corp	Common Stock	—	15,475
Western Pac Minerals Ltd	Common Stock	—	—
Western Refng Inc	Common Stock	—	26,580
Western Union Co	Common Stock	—	1,826
Westport Innovations Inc	Common Stock	—	36,564
Weyerhaeuser Co	Common Stock	—	14,936
Whiting Pete Corp New	Common Stock	—	14,007
Whole Foods Market Inc	Common Stock	—	1,931,424
Williams Cos Inc	Common Stock	—	7,066
Windstream Corp	Common Stock	—	80,332
Winn Dixie Stores Inc	Common Stock	—	938
Winner Med Group Inc	Common Stock	—	516
Wintrust Financial Corp	Common Stock	—	14,043
Women First Healthcare Inc	Common Stock	—	—
Wonder Auto Technology Inc	Common Stock	—	442
Wuxi Pharmatech Cayman Inc	Common Stock	—	4,416
Wynn Resorts Ltd	Common Stock	—	5,807
Xenoport Inc	Common Stock	—	12,764
Xerox Corp	Common Stock	—	2,401
Xinyuan Real Estate Co Ltd	Common Stock	—	263
Xoma Ltd	Common Stock	—	1,111
XPO Logistics Inc	Common Stock	—	27,788
Xybernaut Corp	Common Stock	—	—
Yahoo Inc	Common Stock	—	9,872
Yamana Gold Inc	Common Stock	—	8,943
Yingli Green Energy Hldg Co Ltd	Common Stock	—	760
YM Biosciences Inc	Common Stock	—	8,700
Yongye Intl Inc	Common Stock	—	9,138
Youku.com Inc	Common Stock	—	7,835
Youku.com Inc	Common Stock	—	222,920
YRC Worldwide Inc	Common Stock	—	459
Yum! Brands Inc	Common Stock	—	90,841
Zalicus Inc	Common Stock	—	992
Zap	Common Stock	—	154
Zimmer Holdings Inc	Common Stock	—	53
Zion Oil & Gas Inc	Common Stock	—	72
Zion Oil & Gas Inc	Common Stock	—	150

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Zion Oil & Gas Inc	Common Stock	—	3,868
	Zoltek Cos Inc	Common Stock	—	15,240
	Zynex Inc	Common Stock	—	612

	Common Stock			$394,301,012

**	U.S. Government and Government Agency Issues:

	Fed HM LN Pool A58677	5.5% 01 Mar 2037	—	528,672
	Fed HM LN Pool C48827	6.0% 01 Mar 2031	—	10,306
	Fed HM LN Pool C91370	4.5% 01 May 2031	—	516,352
	Fed HM LN Pool G12334	5.0% 01 Sep 2021	—	199,092
	Federal Home LN Mtg	5.0% 15 Jan 2030	—	62,951
	FNMA Pool 256398	6.0% 01 Sep 2021	—	42,616
	FNMA Pool 323887	6.0% 01 Dec 2013	—	16,965
	FNMA Pool 581043	6.0% 01 May 2016	—	17,678
	FNMA Pool 615005	6.0% 01 Dec 2016	—	26,994
	FNMA Pool 694448	5.5% 01 Apr 2033	—	319,466
	FNMA Pool 725690	6.0% 01Aug2034	—	245,180
	FNMA Pool 745418	5.5% 01 Apr 2036	—	143,435
	FNMA Pool 748115	6.0% 01 Oct 2033	—	88,397
	FNMA Pool 815316	5.5% 01 May 2035	—	411,623
	FNMA Pool 822979	5.5% 01 Apr 2035	—	392,523
	FNMA Pool 885504	6.0% 01 Jun 2021	—	140,293
	FNMA Pool 888102	5.5% 01 May 2036	—	22,743
	FNMA Pool 902793	6.5% 01 Nov 2036	—	197,427
	FNMA Pool AH2899	4.5% 01Jan2041	—	541,971
	FNMA Pool AH3765	4.0% 01 Jan2041	—	1,279,854
	FNMA Pool AH9374	4.5% 01 Apr 2041	—	645,602
	FNMA Pool AL0920	5.0% 01 Jul 2037	—	808,068
	FNMA Pool MA0734	4.5% 01 May 2031	—	509,972
	FNMA Pool MA0918	4.0% 01 Dec 2041	—	1,338,228
	Mexico St	8.0% 17 Dec 2015	—	108,231
	TSY Infl IX N/B	0.625% 15 Jul 2021	—	1,885,046
	US Treasury N/B	4.5% 15 Aug 2039	—	333,272
	US Treasury N/B	3.125% 15 Nov 2041	—	481,375
	US Treasury N/B	3.125% 15 May 2021	—	485,453
	US Treasury N/B	4.375% 15 May 2040	—	571,217
	US Treasury N/B	1.125% 15 Jan 2012	—	701,815
	US Treasury N/B	3.375% 15 Nov 2019	—	782,837
	US Treasury N/B	4.375% 05 May 2041	—	907,684
	US Treasury N/B	1.0% 31 Dec 2011	—	1,259,858
	US Treasury N/B	0.875% 29 Feb 2012	—	1,271,426
	US Treasury N/B	0.375% 30 Sep 2012	—	1,470,173
	US Treasury N/B	1.375% 15 Sep 2012	—	3,100,075

	U.S. Government and Government Agency Issues			$21,864,870

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
**	Corporate and Other Obligations:

	USG Corp	9.75% 15 Jan 2018	—	133,594
	AES Corp	7.75% 15 Oct 2015	—	161,188
	Agilent Technologies Inc	6.5% 01 Nov 2017	—	268,909
	Albertson's Inc	6.625% 01 Jun 2028	—	17,601
	Alcoa Inc	5.95% 01 Feb 2037	—	140,572
	Alcoa Inc	5.87% 23Feb2022	—	323,479
	Ally Financial Inc	6.25% 01 Dec 2017	—	328,835
	Ally Financial Inc	6.75% 01 Dec 2014	—	347,573
	Alta Wind Holdings	7.0% 30 Jun 2035	—	200,069
	Altria Group Inc	4.75% 05 May 2021	—	54,398
	Altria Group Inc	9.25% 06 Aug 2019	—	72,975
	Altria Group Inc	9.95% 10 Nov2038	—	413,303
	American Express Credit	2.8% 19 Sep2016	—	362,433
	American Movil SAB	2.375% 08 Sep 2016	—	295,611
	American Tower Corp	4.625% 01 Apr 2015	—	148,310
	American Tower Corp	4.5% 15 Jan 2018	—	211,088
	Amgen Inc	2.5% 15 Nov 2016	—	484,988
	Anheuser Busch Cos	4.95% 15 Jan 2014	—	21,298
	Anheuser Busch Cos	6.5% 01 May 2042	—	66,059
	Anheuser Busch In Bev	4.125% 15 Jan 2015	—	580,620
	Arcelor Mittal	5.5% 01 Mar 2021	—	285,708
	Arcelor Mittal	3.75% 05 Aug 2015	—	363,680
	Aristotle Holding Inc	4.75% 15 Nov 2021	—	327,194
	Associates Corp	6.95% 01 Nov 2018	—	375,805
	AT&T Corp	6.5% 15 Mar 2029	—	23,628
	AT&T Inc	PreferredStock	—	22,738
	AT&T Inc	4.45% 15 May 2021	—	439,595
	Baker Hughes Inc	3.2% 15 Aug 2021	—	352,233
*	Bank of America	5.625% 01 Jul 2020	—	155,170
*	Bank of America Coml Mtg	1.0% 10 Apr 2049	—	158,411
	Barrick NA	4.4% 30 May 2021	—	347,794
*	Baxter International Inc	1.85% 15 Jan 2017	—	67,715
	Bear Stearns Coml Mtg	1.0% 11 Jun 2040	—	189,317
	Bemis Company Inc	5.65% 01 Aug 2014	—	57,743
	BG Energy Capital	4.0% 15 Oct 2021	—	305,558
	Biomed Realty LP	6.125% 15 Apr 2020	—	93,345
	Biomed Rlty Tr Inc	PreferredStock	—	7,629
	Bottling Group LLC	5.125% 15 Jan 2019	—	92,224
	BP Capital Markets Plc	4.5% 01 Oct 2020	—	451,641
	Brocade Communications	6.875% 15 Jan 2020	—	47,356
	Brocade Communications	6.625% 15 Jan 2018	—	143,871
	Bunge Limited Finance	4.1% 15 Mar 2016	—	76,742
	Camden PPTY	5.375% 15 Dec 2013	—	25,818
	Camden PPTY	5.0% 15 Jun 2015	—	26,237
	Cameron Intl Corp	6.375% 15 Jul 2018	—	12,872
	Cameron Intl Corp	7.0% 15 Jul 2038	—	48,043
	Canadian Pacific RR Co	7.25% 15 May 2019	—	98,481

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Capital One Financial Co	2.125% 15 Jul 2014	—	360,919
Case New Holland Inc	7.75% 01 Sep 2013	—	62,993
CBS Corp	5.75% 15 Apr 2020	—	138,866
CC Holdings GS	7.75% 01 May 2017	—	181,000
CF Industries Holdings	6.875% 01 May 2018	—	84,855
Chevron Phillips Chemical	7.0% 15 Jun 2014	—	185,256
Cincinnati Bell Inc	8.75% 15 Mar 2018	—	151,424
Citigroup Commercial Mortgage	5.431% 15 Oct 2049	—	54,877
Citigroup/Deutsche Bank	5.322% 11 Dec 2049	—	576,431
Colorado Intst Gas Co	6.8% 15 Nov 2015	—	17,014
Colorado Intst Gas Co	5.95% 15 Mar 2015	—	22,380
Comcast Corp	5.65% 15 Jun 2035	—	99,336
Comcast Corp	6.45% 15 Mar 2037	—	113,795
Comcast Corp	6.4% 01 Mar 2029	—	194,071
Comcast Corp	6.4% 15 May 2038	—	225,561
Commerical Mortgage Passthru	1.0% 15 Dec 2049	—	55,148
Contl Airlines	5.983% 19 Oct 2023	—	286,884
Corning Inc	6.85% 01 Mar 2029	—	18,219
Corning Inc	7.25% 15 Aug 2036	—	71,522
Covidien Intl Finance SA	6.0% 15 Oct 2017	—	271,655
Credit Suisse Coml Mtg	1.0% 15 Jan 2049	—	125,521
Crown Castle Towers LLC	3.214% 15 Aug 2035	—	99,917
CSC Hldgs Inc	7.875% 15 Feb 2018	—	169,624
Delta Air Lines	6.821% 10 Feb 2024	—	218,405
Direc TV Holdings	5.0% 01 Mar 2021	—	444,154
Dow Chemical Co	4.25% 15 Nov 2020	—	215,690
Duke Energy Co	6.25% 15 Jan 2012	—	29,691
Eastman Chemical Co	4.5% 15 Jan 2021	—	218,958
Echostar DBS Corp	7.0% 01 Oct 2013	—	284,802
Ecolab Inc	4.35% 08 Dec 2021	—	110,797
Embarq Corp	7.995% 01 Jun 2036	—	645,046
Enel Fin Intl	6.25% 15 Sep 2017	—	314,042
Enron Cap Res LP	PreferredStock	—	—
Ensco Plc	4.7% 15 Mar 2021	—	452,777
EQT Corp	8.125% 01 Jun 2019	—	97,359
Equifax Inc	7.0% 01 Jul 2037	—	172,941
ERAC USA Fin Co	7.0% 15 Oct 2017	—	11,888
ERAC USA Fin Co	6.375% 15 Oct 2017	—	610,879
ERP OPER Ltd Partnership	5.75% 15 Jun 2017	—	38,345
Expedia Inc	5.95% 15 Aug 2020	—	44,841
Express Scripts Inc	7.25% 15 Jun 2019	—	35,326
Express Scripts Inc	3.125% 15 May 2016	—	268,272
Fidelity National Inform	7.875% 15 Jul 2020	—	48,023
Florida Gas Transmission Co	7.9% 15 May 2019	—	55,516
Ford Motor Company	7.0% 15 Apr 2015	—	141,445
Ford Motor Company	7.45% 16 Jul 2031	—	284,580
Ford Motor Company	5.75% 01 Feb 2021	—	308,926
Frontier Communications	7.875% 15 Jan 2027	—	243,573
General Elec Cap Corp	2.95% 09 May 2016	—	193,091

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
General Elec Cap Corp	3.75% 14 Nov 2014	—	442,659
General Elec Cap Corp	PreferredStock	—	12,825
Georgia Pac Corp	7.375% 01 Dec 2025	—	158,427
Georgia Pac Corp	7.25% 01 Jun 2028	—	220,546
Georgia Pac Corp	7.75% 15 Nov 2029	—	230,068
Georgia Pac Corp	8.875% 15 May 2031	—	6,791
Georgia Pwr Co	PreferredStock	—	13,315
Gilead Sciences Inc	5.65% 01 Dec 2041	—	114,872
Greenwich Capital Commercial	1.0% 10 Jul 2038	—	54,885
Greenwich Capital Commercial	5.736% 15 Dec 2049	—	245,172
GS Mortgage Securities	1.0% 10 Aug 2045	—	493,621
Hasbro Inc	6.125% 15 May 2014	—	64,678
Hasbro Inc	6.3% 15 Sep 2017	—	107,921
Hewlett Packard Co	4.375% 15 Sep 2021	—	188,661
Hewlett Packard Co	4.65% 09 Dec 2021	—	271,063
Home Depot Inc	5.4% 01 Mar 2016	—	28,531
Hospira Inc	6.05% 30 Mar 2017	—	119,998
Incitec Pivot Fin LLC	6.0% 15 Dec 2019	—	107,965
Ingersoll Rand Global Hldg	6.875% 15 Aug 2018	—	125,674
Intel Corp	1.95% 01 Oct 2016	—	370,770
International Paper Co	4.75% 15 Feb 2022	—	267,834
International Paper Co	7.95% 15 Jun 2018	—	270,624
Ipalco Enterprises Inc	5.0% 01 May 2018	—	33,893
Jabil Circuit Inc	5.625% 15 Dec 2020	—	115,623
John Deere Capital Corp	1.85% 15 Sep 2016	—	259,129
JPMorgan Chase Coml Mtg	1.0% 12 Feb 2049	—	69,490
JPMorgan Chase Coml Mtg	5.44% 12 Jun 2047	—	132,384
JPMorgan Chase Coml Mtg	1.0% 15 Jun 2049	—	210,021
JPMorgan Chase & Co	4.625% 10 May 2021	—	71,565
JPMorgan Chase & Co	3.7% 20 Jan 2015	—	568,593
KLA Tencor Corp	6.9% 01 May 2018	—	216,497
Kraft Foods Inc	6.5% 01 Nov 2031	—	79,849
Kraft Foods Inc	6.5% 11 Aug 2017	—	152,807
Kraft Foods Inc	2.625% 08 May 2013	—	388,655
Lear Corp	8.125% 15 Mar 2020	—	43,477
Lear Corp	7.875% 15 Mar 2018	—	133,706
Life Technologies Corp	4.4% 01 Mar 2015	—	118,084
McDonalds Corp Medium Note	5.0% 01 Feb 2019	—	70,351
McKesson Corp	6.5% 15 Feb 2014	—	109,354
Merrill Lynch & Co Inc	5.0% 15 Jan 2015	—	61,873
Merrill Lynch & Co Inc	6.4% 28 Aug 2017	—	339,666
Midwest Banc Hldgs Inc	PreferredStock	—	—
ML CFC Coml Mtg	1.0% 12 Mar 2051	—	25,983
ML CFC Coml Mtg	1.0% 12 Dec 2049	—	186,161
Modern Energy Corp	PreferredStock	—	—
Morgan Stanley	5.375% 15 Oct 2015	—	62,759
Morgan Stanley	5.55% 27 Apr 2017	—	238,339
Morgan Stanley	5.5% 24 Jul 2020	—	260,545
Nabors Industries	6.15% 15 Feb 2018	—	16,557

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Nabors Industries	9.25% 15 Feb 2019	—	573,003
New Field Exploration Co	5.75% 30 Jan 2022	—	240,114
Newmont Mining Corp	5.875% 01 Apr 2035	—	128,656
News America Inc	6.15% 01 Mar 2037	—	307,837
Nextera Energy Capital	4.5% 01 Jun 2021	—	321,045
NGN 2010 R3	1.0% 08 Dec 2020	—	986,977
NiSource Finance Corp	5.45% 15 Sep 2020	—	125,868
NiSource Finance Corp	6.125% 01 Mar 2022	—	159,263
Norfolk Southern Corp	5.75% 15 Jan 2016	—	314,567
Occidental Petroleum	1.75% 15 Feb 2017	—	385,316
Omnicare Inc	7.75% 01 Jun 2020	—	164,455
Oneok Partners LP	8.625% 01 Mar 2019	—	279,057
Orcale Corp	5.0% 08 Jul 2019	—	448,525
Owens Corning New	7.0% 01 Dec 2036	—	100,993
Pepisco Inc	0.8% 25 Aug 2014	—	325,808
Petrobras Intl Fin	5.875% 01 Mar 2018	—	513,652
PNC Funding Corp	3.625% 08 Feb 2015	—	503,403
Pride International Inc	8.5% 15 Jun 2019	—	97,890
Procter & Gamble Co	1.45% 15 Aug 2016	—	299,913
QEP Resources Inc	6.875% 01 Mar 2021	—	175,676
Quest Diagnostics Inc	4.75% 30 Jan 2020	—	120,241
Regions Fing Tr	PreferredStock	—	5,060
Reynolds Amern Inc	7.25% 15 Jun 2037	—	343,858
Reynolds Group	6.875% 15 Feb 2021	—	98,318
Rowan Companies Inc	5.0% 01 Sep 2017	—	124,594
Royal Bk Scotland Group Plc	PreferredStock	—	5,312
RPM International Inc	6.125% 15 Oct 2019	—	244,876
RR Donnelley & Sons	7.25% 15 May 2018	—	378,600
Schlumberger Investment	1.95% 14 Sep 2016	—	94,976
Schlumberger Norge	1.95% 14 Sep 2016	—	179,955
Snap On Inc	4.25% 15 Jan 2018	—	122,241
Southern Nat Gas	7.35% 15 Feb 2031	—	220,740
Sprint Capital Corp	6.875% 15 Nov2028	—	201,003
Talisman Energy Inc	7.75% 01 Jun 2019	—	36,553
Talisman Energy Inc	5.85% 01 Feb 2037	—	72,337
Talisman Energy Inc	6.25% 01 Feb 2038	—	178,384
Textron Inc	4.625% 21Sep2016	—	306,860
Time Warner Cable Inc	5.85% 01 May 2017	—	101,277
Time Warner Cable Inc	6.55% 01 May 2037	—	168,586
Time Warner Cable Inc	6.625% 15 May 2029	—	425,158
Treehouse Foods Inc	7.75% 01 Mar 2018	—	187,188
Tyco International	4.125% 15 Oct 2014	—	152,704
United Health Group Inc	6.0% 15 Feb 2018	—	317,207
United Parcel Service	3.875% 01 Apr 2014	—	237,219
Unum Group	5.625% 15 Sep 2020	—	142,442
US Steel Corp	6.65% 01 Jun 2037	—	227,367
US Steel Corp	7.375% 01 Apr 2020	—	130,062
Vale Overseas Limited	6.875% 21 Nov 2036	—	191,255
Valero Energy Corp	6.625% 15 Jun 2037	—	275,471

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Votorantim Cimentos SA	7.25% 05 Apr 2041	—	191,202
	WAMU Mortgage Pass Thru	1.0% 25 Mar 2035	—	76,402
	Waste Management Inc	6.375% 11 Mar 2015	—	124,011
	WellPoint Inc	6.0% 15 Feb 2014	—	290,795
	Wells Fargo & Company	4.6% 01 Apr 2021	—	455,136
	Wells Fargo Mtg Bkd	1.0% 25 Oct 2035	—	356,099
	Western Union Co	5.93% 01 Oct 2016	—	178,141
	Willis North America Inc	7.0% 29 Sep 2019	—	39,598
	Windstream Corp	8.125% 01 Sep 2018	—	68,804
	Wyndham Worldwide	7.375% 01 Mar 2020	—	372,181
	Xerox Corp	6.4% 15 Mar 2016	—	179,115

	Corporate and Other Obligations			$40,241,693

Synthetic Guaranteed Investment Contracts:

	Cash & Cash Equivalents

	Australian Dollar	Cash		16,758
	Lehman Bankruptcy	Cash Collateral		(31,355)
*	State Street Bank & Trust Co	Short-Term Investment Fund		566,898
*	State Street Bank & Trust Co	Short-Term Investment Fund		3,529,239
*	State Street Bank & Trust Co	Short-Term Investment Fund		17,741,758
*	State Street Bank & Trust Co	Short-Term Investment Fund		1,524,081

				23,347,379

	U.S. Government and Government Agency Issues

	Australian Government	4.75% 15 Jun 2016	—	743,209
	Australian Government	5.25% 15 Mar 2019	—	1,556,549
	Australian Government	6.0% 15 Feb 2017	—	2,591,412
	California St	5.75% 01 Mar 2017	—	448,099
	California St	5.0% 01 Nov 2037	—	497,907
	Fannie Mae	1.0% 18Oct2012	—	586,241
	Fannie Mae	1.0% 17 Sep 2012	—	1,817,172
	Fannie Mae	2.625% 20 Nov 2014	—	6,428,703
	Fed HM LN PC Pool 1J1214	4.0% 01 Mar 2025	—	25,410
	Fed HM LN PC Pool A34902	5.5% 01 May 2035	—	562,869
	Fed HM LN PC Pool B12817	4.0% 01 Mar 2014	—	4,334
	Fed HM LN PC Pool B14039	4.0% 01 May 2014	—	13,047
	Fed HM LN PC Pool B17493	4.0% 01 Dec 2014	—	790,320
	Fed HM LN PC Pool E01343	5.0% 01 Apr 2018	—	1,525,690
	Fed HM LN PC Pool E01377	4.5% 01 May 2018	—	299,560
	Fed HM LN PC Pool E02697	4.0% 01 Jun 2025	—	53,846
	Fed HM LN PC Pool E02783	4.0% 01 Sep 2025	—	54,171
	Fed HM LN PC Pool E02883	4.0% 01 Apr 2026	—	692,839
	Fed HM LN PC Pool E99842	4.0% 01 Oct 2013	—	15,551
	Fed HM LN PC Pool G01843	6.0% 01 Jun 2035	—	1,108,968

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Fed HM LN PC Pool G01890	4.0% 01 Nov 2013	—	510,206
Fed HM LN PC Pool G08084	4.0% 01 Apr 2026	—	981,723
Fed HM LN PC Pool G11542	4.0% 01 Apr 2014	—	770,307
Fed HM LN PC Pool G12743	5.5% 01Aug2022	—	297,673
Fed HM LN PC Pool G14093	4.5% 01 Oct 2035	—	753,543
Fed HM LN PC Pool G18268	5.0% 01Aug 2023	—	1,054,780
Fed HM LN PC Pool G18385	1.0% 01 Sep 2035	—	65,202
Fed HM LN PC Pool J11872	4.0% 01 Mar 2026	—	53,840
Fed HM LN PC Pool J14641	4.0% 01 Mar 2025	—	760,259
Fed HM LN PC Pool J15157	4.0% 01 Apr 2026	—	30,422
Fed HM LN PC Pool Q00628	4.5% 01 May 2041	—	525,519
Fed HM LN PC Pool Q01947	4.5% 01 Jul 2042	—	2,069,330
Fed HM LN PC Pool Q03572	4.0% 01 Sep 2041	—	4,621,197
Fed HM LN PC Pool Q03681	4.0% 01 Oct 2041	—	4,022,034
Fed HM LN PC Pool Q03780	4.0% 01 Oct 2017	—	55,076
Fed HM LN Pool 1N1417	1.0% 01 Feb 2037	—	133,695
Fed HM LN Pool 1Q0669	1.0% 01 Nov 2037	—	110,853
Fed HM LN Pool 1Q1159	1.0% 01 May 2038	—	1,054,549
Fed HM LN Pool A89385	4.5% 01 Oct 2039	—	5,128,386
Fed HM LN Pool G03205	5.5% 01 Jul 2035	—	216,992
Fed HM LN Pool G04731	5.5% 01 Apr 2038	—	2,349,688
Federal Farm Credit Bank	1.0% 29 Sep 2014	—	839,913
Federal Farm Credit Bank	1.0% 12 Oct 2012	—	1,172,367
Federal Farm Credit Bank	1.0% 26 Jun 2013	—	2,444,507
Federal Farm Credit Bank	1.0% 13 Nov 2012	—	2,637,786
Federal Farm Credit Bank	1.0% 20 Sep 2012	—	2,930,940
Federal Farm Credit Bank	1.0% 26 Apr 2013	—	5,191,097
Federal Home Loan Bank	3.625% 18 Oct 2013	—	7,778,308
Federal Natl Mtg Assn	1.0% 25 May 2030	—	1,133,540
Federal Natl Mtg Assn	3.0% 01 Dec 2099	—	8,039,296
FHLMC TBA	4.0% 31 Dec 2099	—	(4,097,125)
FHLMC TBA	3.5% 01 Dec 2099	—	—
FHLMC TBA	4.5% 01 Dec 2099	—	1,034,195
FICO Strip	0.01% 06 Oct 2015	—	187,914
FICO Strip	0.01% 07 Mar 2019	—	281,015
FICO Strip	0.01% 07 Mar 2019	—	299,890
FICO Strip	0.01% 26 Sep 2019	—	352,193
FICO Strip	0.01% 08 Aug 2015	—	414,620
FICO Strip	0.01% 26 Sep 2014	—	694,537
FICO Strip	0.01% 11 May 2013	—	779,616
FICO Strip	0.01% 27 Dec 2012	—	1,796,010
FICO Strip	0.01% 03 Feb 2017	—	2,616,124
FICO Strip	0.01% 30 Nov 2017	—	2,675,707
Financing Corp	9.8% 06 Apr 2018	—	350,104
Financing Corp	0.01% 27 Dec 2018	—	509,232
FNMA Pool 254088	5.5% 01 Dec 2016	—	45,165
FNMA Pool 254140	5.5% 01 Jan 2017	—	130,049
FNMA Pool 254693	5.5% 01 Apr 2033	—	422,140
FNMA Pool 254722	5.5% 01 May 2018	—	373,639

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Pool 255364	6.0% 01 Sep 2034	—	372,781
FNMA Pool 255765	5.0% 01 Jul 2020	—	93,945
FNMA Pool 256101	5.5% 01 Feb 2036	—	1,205,762
FNMA Pool 256925	6.0% 01 Oct 2037	—	1,178,022
FNMA Pool 323348	8.5% 01 Jun 2012	—	12
FNMA Pool 545904	5.5% 01 Sep 2017	—	232,900
FNMA Pool 555541	1.0% 01 Apr 2033	—	62,655
FNMA Pool 722999	5.0% 01 Jul 2018	—	800,668
FNMA Pool 725027	5.0% 01 Nov 2033	—	225,389
FNMA Pool 725222	5.5% 01 Feb 2034	—	523,544
FNMA Pool 725423	5.5% 01 May 2034	—	384,310
FNMA Pool 725424	5.5% 01 Apr 2034	—	188,386
FNMA Pool 725690	6.0% 01Aug 2034	—	145,561
FNMA Pool 725946	5.5% 01 Nov 2034	—	498,658
FNMA Pool 735141	5.5% 01 Jan 2035	—	735,064
FNMA Pool 735224	5.5% 01 Feb 2035	—	958,334
FNMA Pool 735592	5.0% 01 May 2034	—	993,761
FNMA Pool 735667	5.0% 01 Jul 2035	—	3,446,935
FNMA Pool 743132	5.0% 01 Oct 2018	—	795,943
FNMA Pool 745275	5.0% 01 Feb 2036	—	1,735,091
FNMA Pool 745275	5.0% 01 Feb 2036	—	3,311,681
FNMA Pool 745327	6.0% 01 Mar 2036	—	263,152
FNMA Pool 756363	1.0% 01 Dec 2033	—	168,313
FNMA Pool 770946	5.0% 01 Apr 2034	—	660,132
FNMA Pool 77691	5.0% 01 Apr 2034	—	739,679
FNMA Pool 831540	6.0% 01 Jun 2036	—	905,473
FNMA Pool 837220	4.5% 01Aug 2020	—	1,746,035
FNMA Pool 841068	4.5% 01 Feb 2039	—	402,441
FNMA Pool 844444	5.0% 01 Dec 2035	—	1,280,643
FNMA Pool 848647	5.5% 01 Jan 2036	—	744,758
FNMA Pool 871117	5.5% 01 Dec 2036	—	995,979
FNMA Pool 871288	6.0% 01 May 2036	—	451,772
FNMA Pool 880611	5.5% 01 Apr 2036	—	927,158
FNMA Pool 880626	5.5% 01 Apr 2036	—	1,651,372
FNMA Pool 881655	1.0% 01 Mar 2036	—	108,654
FNMA Pool 888340	5.0% 01Aug 2036	—	871,371
FNMA Pool 888521	1.0% 01 Mar 2034	—	286,106
FNMA Pool 888789	5.0% 01 Jul 2036	—	262,810
FNMA Pool 889004	1.0% 01Aug 2037	—	535,873
FNMA Pool 889040	5.0% 01 Jun 2037	—	569,219
FNMA Pool 889190	6.0% 01 Mar 2038	—	84,642
FNMA Pool 889361	6.0% 01 Mar 2038	—	653,215
FNMA Pool 889369	6.0% 01 Feb 2038	—	843,085
FNMA Pool 889544	5.5% 01 May 2038	—	658,543
FNMA Pool 889579	6.0% 01 May 2038	—	902,167
FNMA Pool 889750	6.0% 01 May 2038	—	271,679
FNMA Pool 902397	1.0% 01 Nov 2036	—	102,725
FNMA Pool 930612	4.0% 01 May 2024	—	278,528
FNMA Pool 931252	3.5% 01 Dec 2040	—	21,795

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Pool 931745	5.0% 01 Aug 2024	—	3,866,770
FNMA Pool 932847	4.0% 01 Apr 2024	—	1,001,082
FNMA Pool 986148	5.5% 01 Jan 2038	—	2,525,164
FNMA Pool 995018	5.5% 01 Jun 2038	—	1,953,891
FNMA Pool 995051	6.0% 01 Mar 2037	—	1,713,906
FNMA Pool AA2549	4.0% 01 Apr 2039	—	816,686
FNMA Pool AA4302	4.5% 01 Apr 2039	—	508,881
FNMA Pool AA5780	4.5% 01 Jul 2040	—	933,506
FNMA Pool AA6450	4.5% 01 Sep 2040	—	2,298,758
FNMA Pool AB1250	3.5% 01 Oct 2025	—	690,250
FNMA Pool AB1600	4.0% 01 Oct 2025	—	946,563
FNMA Pool AB1609	3.5% 01 Dec 2040	—	5,749,527
FNMA Pool AB1949	4.0% 01 Mar 2039	—	487,022
FNMA Pool AD1593	3.5% 01 Nov 2041	—	36,734
FNMA Pool AD1910	4.0% 01 Sep 2040	—	1,002,830
FNMA Pool AD5026	4.0% 01 Sep 2025	—	268,126
FNMA Pool AD8265	4.5% 01 Sep 2040	—	94,212
FNMA Pool AD8529	4.5% 01 Aug 2040	—	1,019,444
FNMA Pool AD9843	3.5% 01 Dec 2025	—	87,713
FNMA Pool AE0061	6.0% 01 Feb 2040	—	427,805
FNMA Pool AE0349	6.0% 01 Apr 2040	—	1,477,146
FNMA Pool AE0368	4.5% 01 Dec 2040	—	905,906
FNMA Pool AE0480	6.0% 01 Jul 2039	—	189,351
FNMA Pool AE0824	3.5% 01 Feb 2041	—	203,914
FNMA Pool AE0828	3.5% 01 Mar 2041	—	971,802
FNMA Pool AE0898	1.0% 01 Oct 2039	—	876,061
FNMA Pool AE0981	3.5% 01 Oct 2025	—	960,298
FNMA Pool AE1016	4.0% 01 Aug 2025	—	943,004
FNMA Pool AE1332	4.0% 01 Oct 2040	—	249,245
FNMA Pool AE1807	3.5% 01 Sep 2040	—	1,049,074
FNMA Pool AE2570	3.5% 01 Jan 2026	—	93,245
FNMA Pool AE3771	3.5% 01 Sep 2040	—	28,465
FNMA Pool AE4287	4.0% 01 Sep 2040	—	30,043
FNMA Pool AE4705	3.5% 01 Oct 2025	—	321,863
FNMA Pool AE4877	3.5% 01 Nov 2040	—	407,349
FNMA Pool AE8392	3.5% 01 Nov 2040	—	1,969,018
FNMA Pool AE8394	4.5% 01 Nov 2040	—	318,011
FNMA Pool AE8442	3.5% 01 Dec 2025	—	423,163
FNMA Pool AE9449	10.7% 06 Oct 2017	—	897,494
FNMA Pool AH1105	3.5% 01 Dec 2025	—	576,565
FNMA Pool AH1318	3.5% 01 Jan 2026	—	85,779
FNMA Pool AH1882	3.5% 01 Jan 2027	—	21,722
FNMA Pool AH2680	3.5% 01 Jan 2041	—	92,432
FNMA Pool AH2815	3.5% 01 Mar 2026	—	2,347,941
FNMA Pool AH2857	3.5% 01 Jan 2026	—	288,344
FNMA Pool AH5463	4.5% 01 Jul 2041	—	78,956
FNMA Pool AH6737	4.0% 01 Feb 2026	—	999,654
FNMA Pool AH8702	3.5% 01 May 2026	—	316,576
FNMA Pool AH9523	4.5% 01 Aug 2041	—	851,023

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Pool AH9706	3.5% 01 Jan 2026	—	941,710
FNMA Pool AI0344	3.5% 01 Oct 2041	—	107,076
FNMA Pool AI0477	3.5% 01 Sep 2041	—	188,890
FNMA Pool AI0828	3.5% 01 Oct 2041	—	876,406
FNMA Pool AI2897	4.5% 01 May 2041	—	147,155
FNMA Pool AI3654	4.5% 01 May 2042	—	823,985
FNMA Pool AL0270	1.0% 01 Aug 2038	—	820,929
FNMA Pool AL030	4.5% 01 Jun 2026	—	3,089,671
FNMA Pool AL0920	5.0% 01 Jul 2037	—	2,206,272
FNMA Pool AL0921	4.5% 01 Jun 2038	—	3,470,734
FNMA Pool MA0006	4.0% 01 Feb 2026	—	251,013
FNMA Pool MA0614	4.0% 01 Jan 2041	—	1,342,943
FNMA Pool MA0649	4.5% 01 Jun 2041	—	240,572
FNMA Pool MA0694	4.5% 01 Jun 2041	—	270,337
FNMA Pool MA0755	3.5% 01 Oct 2041	—	386,501
FNMA Pool MA0914	4.5% 01 Feb 2040	—	793,866
FNMA Pool MA0932	3.5% 01 Dec 2041	—	2,866,277
FNMA TBA	3.5% 01 Dec 2099	—	(4,015,378)
FNMA TBA	4.0% 01 Dec 2099	—	(3,076,047)
FNMA TBA	3.5% 01 Dec 2099	—	(2,041,242)
FNMA TBA	4.0% 01 Dec 2099	—	2,050,698
FNMA TBA	4.5% 01 Dec 2099	—	3,115,853
FNMA TBA	4.0% 01 Dec 2099	—	1,794,361
FNMA TBA Single Fam	6.0% 01 Dec 2099	—	—
FNMA TBA Single Fam	4.5% 01 Dec 2099	—	1,188,191
FNMA TBA Single Fam	4.0% 01 Dec 2099	—	7,080,034
Freddie Mac	1.0% 15 Dec 2029	—	34,583
Freddie Mac	5.5% 18 Jul 2016	—	442,316
Freddie Mac	4.875% 13 Jun 2018	—	4,304,554
Freddie Mac	3.75% 27 Mar 2019	—	4,685,352
GNMA II TBA	4.0% 01 Dec 2099	—	1,837,362
Illinois St	4.421% 01 Jan 2015	—	263,990
Illinois St	4.421% 01 Jan 2015	—	507,673
Illinois St	4.95% 01 Jun 2023	—	1,638,506
Illinois St	3.321% 01 Jan 2015	—	2,195,471
Irvine Ranch CA	2.605% 15 Mar 2014	—	1,420,158
Japan Treasury Disc Bill	0.01% 20 Feb 2012	—	3,298,007
Kentucky ST Property	5.373% 01 Nov 2025	—	329,915
New York City Transitional	5.075% 01 Nov 2025	—	110,792
New York City Transitional	4.725% 01 Nov 2023	—	114,170
New York City Transitional	4.905% 01 Nov 2024	—	115,690
North Carolina State Education	1.0% 25 Jul 2025	—	1,351,108
Overseas Private Inv Corp	0.01% 12 Jul 2016	—	3,408,946
Province of Ontario	4.1% 16 Jun 2014	—	875,781
Province of Ontario	4.5% 03 Feb 2015	—	1,286,192
Province of Quebec	4.6% 26 May 2015	—	1,292,589
Republic of Poland	6.375% 15 Jul 2019	—	43,241
Republic of Poland	3.875% 16 Jul 2015	—	427,971
Resolution Funding Strip	0.01% 15 Jan 2014	—	365,678

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Resolution Funding Strip	0.01% 15 Apr 2015	—	824,177
Resolution Funding Strip	0.01% 15 Jan 2017	—	920,441
RFSCP Strip Principal	0.01% 15 Jul 2020	—	3,494,386
Russian Foreign Bond	1.0% 31Mar2030	—	207,100
Small Business Administration	7.06% 01 Nov 2019	—	80,827
Small Business Administration	7.19% 01 Dec 2019	—	156,965
Small Business Administration	5.68% 01 Jun 2028	—	865,658
South Carolina St Public Svc	1.0% 02 Jun 2014	—	1,465,858
State of Qatar	4.5% 20 Jan 2022	—	281,503
Tobacco Settlement	5.875% 15 May 2039	—	293,503
Treasury Bill	0.01% 12 Jan 2012	—	3,660,315
Treasury INFL IX N/B	1.25% 15 Jul 2020	—	—
Treasury INFL IX N/B	0.625% 15 Jul 2021	—	734,343
Treasury INFL IX N/B	1.125% 15 Jan 2021	—	3,605,746
United States Treasury Bill	0.042% Jun 21 2012	—	1,756,684
US Treasury N/B	1.375% 30 Nov 2015	—	15,087
US Treasury N/B	2.5% 30 Apr 2015	—	119,792
US Treasury N/B	6.125% 15 Nov 2027	—	145,071
US Treasury N/B	7.875% 15 Feb 2021	—	148,952
US Treasury N/B	6.25% 15 Aug 2023	—	279,405
US Treasury N/B	1.875% 30 Sep 2017	—	306,163
US Treasury N/B	2.125% 15 Aug 2021	—	555,610
US Treasury N/B	1.375% 31 Dec 2018	—	586,750
US Treasury N/B	3.75% 15 Aug 2041	—	688,782
US Treasury N/B	2.75% 15 Feb 2019	—	855,235
US Treasury N/B	3.125% 15 Nov 2041	—	956,134
US Treasury N/B	2.25% 31 Jul 2018	—	1,245,792
US Treasury N/B	2.375% 31Mar2016	—	1,254,302
US Treasury N/B	2.625% 15 Nov 2020	—	1,260,982
US Treasury N/B	1.375% 15 Feb 2013	—	1,270,979
US Treasury N/B	2.375% 31 Jul 2017	—	1,489,672
US Treasury N/B	1.875% 31 Aug 2017	—	1,634,580
US Treasury N/B	3.375% 15 Nov 2019	—	1,891,527
US Treasury N/B	1.0% 30 Sep 2016	—	1,972,305
US Treasury N/B	2.0% 15 Nov 2021	—	2,068,226
US Treasury N/B	1.0% 30 Apr 2012	—	2,584,922
US Treasury N/B	2.625% 15 Aug 202	—	2,737,086
US Treasury N/B	3.625% 15 Feb 2021	—	3,626,408
US Treasury N/B	1.875% 30 Jun 2015	—	3,661,465
US Treasury N/B	1.75% 15 Apr 2013	—	3,857,394
US Treasury N/B	0.875% 30 Nov 2016	—	4,719,074
US Treasury N/B	2.0% 15 Nov 2021	—	4,837,379
US Treasury N/B	2.625% 29 Feb 2016	—	4,948,370
US Treasury N/B	2.125% 31 Dec 2015	—	5,077,961
US Treasury N/B	1.125% 15 Aug 2021	—	5,506,045
US Treasury N/B	1.75% 15 Apr 2013	—	6,883,581
US Treasury N/B	1.375% 15 Sep 2012	—	7,045,284
US Treasury N/B	1.5% 30 Jun 2016	—	10,195,057
US Treasury N/B	3.625% 15 Feb 2020	—	12,797,627

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
US Treasury N/B	2.625% 15 Aug 2020	—	14,222,320
US Treasury N/B	2.625% 29 Feb 2016	—	14,771,253
US Treasury N/B	3.625% 15 May 2013	—	16,735,364
US Treasury N/B	2.125% 31 May 2015	—	41,506,845
US Treasury NTS	1.875% 15 Jul 2013	—	5,656,494
US Treasury NTS	2.625% 15 Nov 2020	—	11,047,566
WI Treasury Sec	1.0% 31 Aug 2016	—	22,473,536

			463,347,720

Corporate and Other Obligations

ACE Ina Hldg Inc	5.6% 15 May 2015	—	201,441
Agilent Technologies Inc	6.5% 01 Nov 2017	—	570,828
Agilent Technologies	5.0% 15 Jul 2020	—	78,693
Alcoa Inc	6.15% 15 Aug 2020	—	365,087
Allied World Assurance	7.5% 01 Aug 2016	—	181,760
Allstate Corp	5.0% 15 Aug 2014	—	474,003
Ally Auto Receivables Trust	0.8% 16 Jun 2014	—	643,805
Altria Group Inc	4.75% 05 May 2021	—	961,864
Altria Group Inc	9.25% 06 Aug 2019	—	432,513
Ameren Corporation	8.875% 15 May 2014	—	229,692
America Movil SAB	3.625% 30 Mar 2015	—	731,311
American Express	1.0% 17 Apr 2017	—	951,711
American Express Bank	5.55% 17 Oct 2012	—	403,467
American Express Bank	5.5% 16 Apr 2013	—	255,064
American Express Centurion Bank	5.55% 17 Oct 2012	—	578,565
American Express Co	5.5% 12 Sep 2016	—	381,923
American Express Co	6.15% 28 Aug 2017	—	608,387
American Express Cr Corp	7.3% 20 Aug 2013	—	481,985
American Intl Group	3.65% 15 Jan 2014	—	511,902
American Intl Group	4.875% 15 Sep 2016	—	369,472
American Tower Corp	5.05% 01 Sep 2020	—	376,473
Americredit Auto Receivables	1.39% 08 Sep 2015	—	409,705
Americredit Auto Receivables	1.55% 08 Jul 2016	—	892,403
Americredit Automobile	1.39% 08 Sep 2015	—	438,970
Americredit Automobile Receivables	0.92% 09 Mar 2015	—	341,144
Americredit Automobile Receivables	1.19% 08 Aug 2015	—	229,621
Ameriprise Financial Inc	5.3% 15 Mar 2020	—	252,079
Amgen Inc	2.5% 15 Nov 2016	—	1,368,095
Amgen Inc	3.875% 15 Nov 2021	—	684,564
Anadarko Petroleum Corp	5.95% 15 Sep 2016	—	85,196
Anglogold Holdings Plc	5.375% 15 Apr 2020	—	300,607
Anheuser Busch Cos	5.05% 15 Oct 2016	—	1,556,403
Aon Corp	3.5% 30 Sep 2015	—	485,786
ArcelorMittal	5.5% 01 Mar 2021	—	528,616
ArcelorMittal	6.125% 01 Jun 2018	—	174,474
ArcelorMittal	6.5% 15 Apr 2014	—	206,390
Asciano Finance	3.125% 23 Sep 2015	—	457,800

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	AT&T Inc	5.8% 15 Feb 2019	—	1,693,162
	AT&T Inc	5.8% 15 Feb 2019	—	472,242
	AT&T Inc	5.625% 15 Jun 2016	—	459,092
	Autozone Inc	5.75% 15 Jan 2015	—	551,065
	Banc of America Commerical Mtg	5.414% 10 Sep 2047	—	1,777,219
	Banc of America Funding Corp	1.0% 25 May 2035	—	203,385
*	Bank Amer NA	6.1% 15 Jun 2017	—	293,890
*	Bank of America Corp	5.75% 01 Dec 2017	—	1,014,128
*	Bank of America Corp	1.0% 30 Jan 2014	—	1,674,342
*	Bank of America Corp	5.65% 01 May 2018	—	869,522
*	Bank of America Corp	3.75% 12 Jul 2016	—	275,652
*	Bank of America Corp	5.65% 01 May 2018	—	125,546
*	Bank of America Corp	7.625% 01 Jun 2019	—	171,613
*	Bank of America Corp	5.625% 01 Jul 2020	—	761,890
*	Bank of America Corp	7.375% 15 May 2014	—	485,791
*	Bank of America Corp	3.75% 12 Jul 2016	—	402,181
*	Bank of America Corp	5.42% 15 Mar 2017	—	264,191
*	Bank of America Corp	5.49% 15 Mar 2019	—	757,170
	Barclays Bank Plc	2.375% 13 Jan 2014	—	1,624,128
*	Baxter International Inc	1.85% 15 Jan 2017	—	216,408
	Bay View Fincl Secs Co	5.208% 28 Apr 2039	—	279,462
	Beam Inc	5.375% 15 Jan 2016	—	34,295
	Bear Stearns Coml Mth Secs	5.533% 21 Oct 2041	—	204,756
	Bear Stearns Coml Mth Secs	1.0% 13 Aug 2038	—	108,343
	Bear Stearns Coml Mth Secs	1.0% 11 Sep 2038	—	209,743
	Bear Stearns Commercial Mtg	1.0% 11 Sep 2038	—	277,641
	Bear Stearns Commercial Mtg	5.54% 11 Sep 2041	—	744,379
	Bear Stearns Commercial Mtg	1.0% 11 Jun 2040	—	1,084,660
	Bear Stearns Cos	5.3% 30 Oct 2015	—	839,739
	Bear Stearns Cos	6.4% 02 Oct 2017	—	1,090,513
	Bear Stearns Cos	7.25% 01 Feb 2018	—	863,959
	Bear Stearns Cos	5.55% 22 Jan 2017	—	345,692
	Bears Sterns Adjustable Rate	1.0% 25 Aug 2033	—	118,073
	Berkshire Hathaway Fin Corp	5.4% 15 May 2018	—	660,232
	BHP Billiton Finance	7.25% 01 Mar 2016	—	282,972
	BMW Vehicle Lease Trust	0.64% 22 Apr 2013	—	746,422
	Boeing Capital Corp	2.125% 15 Aug 2016	—	962,220
	Boeing Co	5.125% 15 Feb 2013	—	465,623
	Boston PPTYS Ltd	6.25% 15 Jan 2013	—	74,054
	Boston PPTYS Ltd	5.0% 01 Jun 2015	—	179,703
	Boston PPTYS Ltd	5.625% 15 Apr 2015	—	139,984
	BP Capital Markets	3.125% 01 Oct 2015	—	899,691
	BP Capital Markets	3.125% 01 Oct 2015	—	1,022,376
	BP Capital Markets	4.5% 01 Oct 2020	—	752,524
	BPCE SA	1.0% 07 Feb 2014	—	1,021,773
	Bunge Limited	5.875% 15 May 2013	—	116,831
	Bunge Limited	8.5% 15 Jun 2019	—	298,221
	Burlington North Santa Fe	7.0% 01 Feb 2014	—	322,624
	Cameron Intl Corp	1.0% 02 Jun 2014	—	945,668

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Canadian Natl Railway	1.45% 15 Dec 2016	—	922,584
Canadian Pacific RR	6.5% 15 May 2018	—	67,567
Capital One Bank	8.8% 15 Jul 2019	—	569,483
Capital One Financial	5.25% 21 Feb 2017	—	390,661
Capital One Financial	7.375% 23 May2014	—	627,376
Capital One Financial	2.125% 15 Jul 2014	—	934,666
Capital One Multi Asset	1.0% 15 Mar 2017	—	559,669
Carmax Auto Owner Trust	2.82% 15 Dec 2014	—	215,627
Carmax Auto owner Trust	1.410% 16 Feb 2016	—	923,755
Carmax AutoTrust	1.29% 15 Sep 2015	—	848,659
Carolina Power & Light	6.5% 15 Jul 2012	—	643,368
CBS Corp	8.875% 15 May 2019	—	213,125
Cellco Part/Veri Wireless	5.55% 01 Feb 2014	—	392,378
Centerpoint Energy	4.5% 15 Jan 2020	—	103,379
Chase Issuance Trust	1.0% 16 Jun 2014	—	1,260,167
Cincinnati Finl Corp	6.125% 01 Nov 2034	—	121,419
Cincinnati Finl Corp	6.920% 15 May 2028	—	700,857
Citibank Omni Master Trust	1.0% 15 Aug 2018	—	849,855
Citifinancial Mortgage Security	1.0% 25 Jan 2033	—	68,048
Citigroup Inc	6.125% 21 Nov 2017	—	2,708,447
Citigroup Inc	5.5% 11 Apr 2013	—	199,302
Citigroup Inc	6.01% 15 Jan 2015	—	871,863
Citigroup Inc	5.3% 07 Jan 2016	—	283,390
Citigroup Inc	6.5% 19 Aug 2020	—	284,500
Citigroup Inc	5.375% 09 Aug 2020	—	197,725
Citigroup Inc	5.85% 02 Jul 2013	—	797,723
Citigroup Inc	5.5% 11 Apr 2013	—	508,220
Citigroup Inc	5.375% 09 Aug 2020	—	431,583
Citigroup Inc	4.5% 14 Jan 2022	—	394,388
Citigroup Mortgage Loan Trust	1.0% 25 May 2037	—	11,815
Citigroup/Deutsche Bank Comm	5.322% 11 Dec 2049	—	1,449,405
Citigroup/Deutsche Bank Comm	5.431% 15 Oct 2049	—	249,360
Cleveland Elec Illum Co	5.7% 01 Apr 2017	—	429,494
Clorox Company	5.95% 15 Oct 2017	—	536,029
CNH 2010 A	2.49% 15 Jan 2016	—	1,267,974
CNH 2010 B	1.74% 17 Jan 2017	—	1,030,684
Coca Cola Co	3.3% 01 Sep 2021	—	1,438,988
Comcast Corp	4.95% 15 Jun 2016	—	697,240
Comcast Corp	5.85% 15 Nov 2015	—	1,043,890
Comcast Corp	5.15% 01 Mar 2020	—	555,019
Comcast Corp	4.95% 15 Jun 2016	—	178,364
Comcast Corp	6.5% 15 Jan 2017	—	200,909
Comcast Corp	6.3% 15 Nov 2017	—	542,621
Comcast Corp	5.15% 01 Mar 2020	—	455,115
Consolidated Edison Co	5.3% 01 Dec 2016	—	911,176
Constellation Energy	5.15% 01 Dec 2020	—	412,513
Consumers Energy Co	5.375% 15 Apr 2013	—	318,384
Countrywide Alternative Loan	1.0% 25 Dec 2035	—	61,390
Countrywide Asset Backed	1.0% 25 Feb 2035	—	242,406

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Countrywide Finl Corp	6.25% 15 May 2016	—	67,131
Coventry Health Care Inc	6.125% 15 Jan 2015	—	32,058
Coventry Health Care Inc	5.95% 15 Mar 2017	—	93,140
Coventry Health Care Inc	6.3% 15 Aug 2014	—	276,132
Cox Communications	5.45% 15 Dec 2014	—	1,056,396
Credit Based Asset Servicing	1.0% 25 Jan 2033	—	171,208
Credit Suisse Mortgage	1.0% 15 Jun 2038	—	629,717
Credit Suisse Mortgage	5.46715 Sep 2039	—	788,942
Credit Suisse Mortgage	5.467% 15 Sep 2039	—	1,411,790
CS First Boston Mortgage	1.0% 15 Jan 2037	—	327,194
CS First Boston Mortgage	1.0% 15 Feb 2038	—	315,264
CVS Caremark	6.6% 15 Mar 2019	—	600,829
CVS Pass Thru Trust	6.036% 15 Dec 2028	—	451,717
Delta Airlines	7.75% 17 Dec 2019	—	699,571
Deutsche Bank AG	5.375% 12 Oct 2012	—	388,345
Diaego Cap Plc	4.828% 15 Jul 2020	—	1,197,588
Diaego Cap Plc	7.375% 15 Jan 2014	—	341,513
Directv Holdings	4.75% 01 Oct 2014	—	152,879
Directv Holdings	4.6% 15 Feb 2021	—	253,721
Discover Card Master Trust	1.0% 15 Dec 2014	—	157,097
Discover Card Master Trust	1.0% 17Feb2015	—	172,116
Discover Card Master Trust	1.0% 15 Sep 2015	—	151,311
Discover Financial Svc	10.25% 15 Jul 2019	—	474,734
Discover Card	1.0% 16 Oct 2014	—	580,680
Dominion Resources Inc	5.7% 17 Sep 2012	—	443,878
Dominion Resources Inc	1.95% 15 Aug 2016	—	922,041
Dow Chemical Co	8.55% 15 May 2019	—	305,213
Dow Chemical Co	2.5% 15 Feb 2016	—	446,052
Dow Chemical Co	4.125% 15 Nov 2021	—	916,091
Duke Cap LLC	5.668% 15 Aug 2014	—	721,116
Duke Energy	5.65% 15 Jun 2013	—	847,320
Duke Energy	5.1% 15 Apr 2018	—	568,354
Duke Realty LP	8.25% 15 Aug 2019	—	321,139
Duke Realty LP	6.75% 15 Mar 2020	—	32,128
Ecolab Inc	4.35% 08 Dec 2021	—	187,623
Ecolab Inc	4.35% 08 Dec 2021	—	177,200
Embarq Corp	7.995% 01 Jun 2036	—	642,245
Energy Transfer Partners	6.0% 01 Jul 2013	—	693,597
Energy Transfer Partners	6.7% 01 Jul 2018	—	532,784
EneterpriseProds	5.6% 15 Oct 2014	—	513,334
Ensco Plc	3.25% 15 Mar 2106	—	876,260
EQT Corp	8.125% 01 Jun 2019	—	240,433
EQT Corp	8.125% 01 Jun 2019	—	606,807
ERAC USA Finance	2.25% 10 Jan 2014	—	1,652,465
ERAC USA Finance	2.25% 10 Jan 2014	—	928,296
ERP Operating LP	5.75% 15 Jun 2017	—	200,212
ERP Operating LP	5.5% 01 Oct 2012	—	450,393
ERP Operating LP	5.25% 15 Sep 2014	—	431,082
ESA 2010 ESHA	2.95% 05 Nov 2027	—	249,163

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
ExelonGeneration Co	4.0% 01 Oct 2020	—	441,498
Expedia Inc	5.95% 15 Aug 2020	—	113,196
ExpressScripts Inc	6.25% 15 Jun 2014	—	101,068
ExpressScripts Inc	3.125% 15 May 2016	—	902,978
Federal Realty Invs Trust	5.4% 01 Dec 2013	—	663,607
Federal Rlty Invt Tr	5.65% 01 Jun 2016	—	295,159
Federal Rlty Invt Tr	6.0% 15 Jul 2012	—	124,129
FHLMC Multifamily Structured	3.154% 25 Feb 2018	—	1,428,791
FHLMC Multifamily Structured	3.23% 25 Jul 2021	—	3,808,357
FHLMC Multifamily Structured	2.412% 25 Aug 2018	—	1,189,058
FHLMC Multifamily Structured	2.746% 25 Dec 2019	—	976,625
Ford Credit Auto	4.2% 15 Feb 2017	—	1,363,796
Ford Credit Auto Lease Trust	0.74% 15 Sep 2013	—	697,236
Ford Credit Auto Lease Trust	0.68% 15 Jan 2014	—	654,051
Ford Credit Auto Lease Trust	0.82% 15 Jan 2014	—	291,523
Gazprom	6.212% 22 Nov 2016	—	309,136
GE Equipment Mid Ticket LLC	1.0% 24 Aug 2015	—	198,224
General Elec Cap Corp	1.0% 07 Jan 2014	—	961,717
General Elec Cap Corp	5.5% 08 Jan 2020	—	1,133,050
General Elec Cap Corp	5.5% 08 Jan 2020	—	2,454,046
General Elec Cap Corp	4.375% 16 Sep 2020	—	443,865
General Elec Cap Corp	1.0% 07 Apr 2014	—	653,479
General Elec Cap Corp	4.65% 17 Oct 2021	—	911,745
General Elec Cap Corp	4.8% 01 May 2013	—	1,261,982
General Mills Inc	5.25% 15 Aug 2013	—	177,331
Genworth Financial Inc	6.515% 22 May 2018	—	252,616
Gilead Sciences Inc	4.4% 01 Dec 2021	—	403,016
Goldman Sachs Group	6.75% 01 Oct 2037	—	181,652
Goldman Sachs Group	6.25% 01 Sep 2017	—	918,394
Goldman Sachs Group	7.5% 15 Feb 2019	—	431,200
Goldman Sachs Group	6.0% 15 Jun 2020	—	309,959
Goldman Sachs Group	5.25% 27 Jul 2021	—	149,497
Goldman Sachs Group	5.25% 27 Jul 2021	—	704,637
Greenwich Capital Commercial	5.444% 10 Mar 2039	—	1,193,848
GS Mortgage Securities Corp	4.751% 10 Jul 2039	—	781,490
GS Mortgage Securities Corp	1.0% 06 Mar 2020	—	151,288
GS Mortgage Securities Corp	1.0% 10 Aug 2038	—	381,485
Guardian Life Insurance	7.375% 30 Sep 2039	—	242,284
H.J. Heinz Co	6.0% 15 Mar 2012	—	325,116
Hanover Ins Group	7.625% 15 Oct 2025	—	149,998
Hartford Finl Svcs	4.0% 30 Mar 2015	—	78,465
Hartford Finl Svcs	5.5% 30 Mar 2020	—	236,766
HCP Inc	5.375% 01 Feb 2021	—	340,764
Healthcare Realty Trust	5.125% 01 Apr 2014	—	177,213
Healthcare Realty Trust	5.125% 01 Apr 2014	—	325,391
Hess Corp	7.0% 15 Feb 2014	—	211,271
Hess Corp	8.125% 15 Feb 2019	—	432,274
Hewlett Packard Co	1.0% 24 May 2013	—	1,739,663
Hewlett Packard Co	1.0% 30 May 2014	—	868,229

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Hewlett Packard Co	3.3% 09 Dec 2016	—	468,443
Hewlett Packard Co	4.65% 09 Dec 2021	—	225,537
HOLCIM US Finance	6.0% 30 Dec 2019	—	407,360
Humana Inc	7.2% 15 Jun 2018	—	495,278
Huntington Auto Trust	1.01% 15 Jan 2016	—	296,806
Hyundai Auto Lease Securitization	0.69% 15 Nov 2013	—	328,395
Hyundai Auto Receivables	1.65% 15 Feb 2017	—	728,430
Hyundai Capital Services	4.375% 27 Jul 2016	—	497,736
Intel Corp	1.95% 01 Oct 2016	—	461,580
International Paper Co	4.75% 15 Feb 2022	—	409,826
INTL BK Recon & Develop	9.25% 15 Jul 2017	—	171,334
Intl Paper Co	5.3% 01 Apr 2015	—	316,691
Intl Paper Co	7.95% 15 Jun 2018	—	249,505
Inves Co Inc	5.375% 15 Dec 2014	—	163,231
IRO USD 10Y Swaption	10 Jul 2012	—	—
John Deere Corp	3.15% 15 Oct 2021	—	935,100
John Deere Owner Trust	0.64% 16 Jun 2014	—	536,502
JPMorgan Chase Coml Mtg	4.302% 15 Jan 2038	—	66,300
JPMorgan Chase Coml Mtg	5.198% 15 Dec 2044	—	417,456
JPMorgan Chase Coml Mtg	1.0% 12 Dec 2044	—	155,608
JPMorgan Chase & Co	3.7% 20 Jan 2015	—	1,315,615
JPMorgan Chase & Co	3.45% 01 Mar 2016	—	495,829
JPMorgan Chase & Co	6.0% 15 Jan 2018	—	969,210
JPMorgan Chase & Co	4.75% 01 May 2013	—	362,248
JPMorgan Chase & Co	4.4% 22 Jul 2020	—	284,087
JPMorgan Chase & Co	4.35% 15 Aug 2021	—	152,792
JPMorgan Chase & Co	5.75% 02 Jan 2013	—	526,518
JPMorgan Chase & Co	5.125% 15 Sep 2014	—	663,763
JPMorgan Chase & Co	6.0% 15 Jan 2018	—	903,870
JPMorgan Chase & Co	4.35% 15 Aug 2021	—	197,151
JPMorgan Chase Bank	6.0% 01 Oct 2017	—	419,993
JPMorgan Chase Commercial Mortgage	5.42% 15 Jan 2049	—	1,435,072
JPMorgan Chase Commercial Mortgage	1.0% 12 Dec 2044	—	249,447
JPMorgan Chase Commercial Mortgage	1.0% 12 Jun 2043	—	733,748
JPMorgan Chase Commercial Mortgage	5.552% 12 May 2045	—	562,467
Kazmunaygas National	7.0% 05 May 2020	—	211,603
Kellogg Co	5.125% 03 Dec 2012	—	674,599
Kinder Morgan Energy	6.85% 15 Feb 2020	—	711,578
Kinder Morgan Energy	5.3% 15 Sep 2020	—	446,461
Kinder Morgan Energy	4.15% 01 Mar 20222	—	189,627
Korea National Oil Corp	4.0% 27 Oct 2016	—	210,499
Kraft Foods Inc	6.0% 11 Feb 2013	—	123,401
Kraft Foods Inc	6.5% 11 Aug 2017	—	290,280
Kraft Foods Inc	6.125% 01 Feb 2018	—	978,233
Kroger Co	6.4% 15 Aug 2017	—	133,502
L3 Communications Corp	3.95% 15 Nov 2016	—	674,853
LB UBS Commercial Mortgage	5.3% 15 Nov 2038	—	402,428
LB UBS Commercial Mortgage	4.647% 15 Jul 2030	—	311,644
LB UBS Commercial Mortgage	1.0% 15 Jun 2029	—	193,511

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
LB UBS Commercial Mortgage	1.0% 15 Jun 2038	—	771,767
Liberty PPTY Ltd	5.5% 15 Dec 2016	—	73,877
Liberty PPTY Ltd	6.625% 01 Oct 2017	—	44,149
Lincoln National Corp	4.3% 15 Jun 2015	—	141,523
Lincoln National Corp	8.75% 01 Jul 2019	—	121,102
Lincoln National Corp	6.25% 15 Feb 2020	—	420,665
Lloyds TSB Bank	1.0% 24 Jan2014	—	1,569,685
Lloyds TSB Bank	4.375% 12 Jan2015	—	418,138
LSI Open Position	0.01% 31 Dec 2060	—	24,435
Mack Cali Rlty LP	5.125% 15 Jan 2015	—	204,789
Mack Cali Rlty LP	5.25% 15 Jan 2012	—	195,363
MacQuarie Group Ltd	4.875% 10 Aug 2017	—	441,865
Manufacturers & Traders Tr	1.0% 28 Dec 2020	—	242,624
Marathon Petroleum Corp	5.125% 01 Mar 2021	—	104,008
Marathon Petroleum Corp	3.5% 01 Mar 2016	—	59,613
Markel Corp	7.125% 30 Sep 2019	—	216,472
McKesson Corp	3.25% 01 Mar 2016	—	1,069,171
McKesson Corp	6.5% 15 Feb 2014	—	259,253
Merecedes Benz Auto Lease Trust	0.79% 15 Apr 2013	—	625,722
Merill Lynch Mortgage	1.0% 25 Aug 2036	—	115,861
Merill Lynch Mortgage	4.9612 Jul 2038	—	913,746
Merill Lynch/Countrywide Mortgage	1.0% 12 Jun 2046	—	414,002
Merill Lynch/Countrywide Mortgage	1.0% 12 Jul 2046	—	944,325
Merill Lynch/Countrywide Mortgage	5.7% 12 Sep 2049	—	768,767
Merrill Lynch & Co	6.875% 25 Apr 2018	—	1,154,835
Merrill Lynch & Co	6.4% 28 Aug 2017	—	311,899
Merrill Lynch & Co	6.875% 25 Apr 2018	—	144,354
Merrill Lynch & Co	6.05% 16 May 2016	—	372,608
Merrill Lynch/Countrywide Comm	1.0% 12 Mar 2051	—	1,154,984
Merrill Lynch/Countrywide Comm	1.0% 12 Feb 2039	—	2,953,082
MetLife Inc	4.75% 08 Feb 2021	—	934,493
MetLife Inc	7.171% 15 Feb 2019	—	144,427
MetLife Inc	5.0% 15 Jun 2015	—	701,806
MetLife Inc	6.75% 01 Jun 2016	—	342,969
Mid StateTrust	8.33% 01 Apr 2030	—	298,448
Morgan Stanley	6.25% 28 Aug 2017	—	95,524
Morgan Stanley	6.625% 01 Apr 2018	—	1,252,979
Morgan Stanley	1.0% 15 Oct 2015	—	1,148,794
Morgan Stanley	3.45% 02 Nov 2015	—	606,605
Morgan Stanley	1.0% 29 Apr 2013	—	643,893
Morgan Stanley	5.95% 28 Dec 2017	—	134,843
Morgan Stanley	6.625% 01 Apr 2018	—	1,002,383
Morgan Stanley	5.45% 09 Jan 2017	—	291,320
Morgan Stanley	5.5% 24 Jul 2020	—	443,744
Morgan Stanley	5.95% 28 Dec 2017	—	646,317
Morgan Stanley	5.5% 28 Jul 2021	—	324,909
Morgan Stanley	5.55% 27 Apr 2017	—	193,057
Morgan Stanley Capital I	1.0% 11 Jun 2042	—	589,308
Morgan Stanley Capital I	4.89% 12 Jun 2047	—	1,325,135

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Morgan Stanley Capital I	4.989% 13 Aug 2042	—	1,115,520
Morgan Stanley Capital I	1.0% 12 Aug 2041	—	286,740
Morgan Stanley Capital I	5.325% 15 Dec 2043	—	246,353
Nabors Industries Inc	9.25% 15 Jan 2019	—	367,117
National Grid Plc	6.3% 01 Aug 2016	—	560,044
NBC Universal	3.65% 30 Apr 2015	—	417,243
NBC Universal	4.375% 01 Apr 2021	—	515,055
NCUA Guaranteed Notes	1.0% 07 Oct 2020	—	1,146,622
NCUA Guaranteed Notes	1.0% 08 Dec 2020	—	3,322,064
NCUA Guaranteed Notes	2.9% 29 Oct 2020	—	731,701
Nevada PWR Co	6.5% 01 Aug 2018	—	294,264
New York Life Global	3.0% 04 May 2015	—	490,690
News America Inc	9.25% 01 Feb 2013	—	247,073
News America Inc	7.7% 30 Oct 2025	—	466,273
News America Inc	6.65% 15 Nov 2037	—	436,807
Niagara Mohawk Power	3.553% 01 Oct 2014	—	384,502
NiSource Finance Corp	5.25% 15 Sep 2017	—	377,113
NiSource Finance Corp	6.8% 15 Jan 2019	—	422,998
Nissan Auto Receivables	5.05% 17 Nov 2014	—	153,245
Noble Energy	8.25% 01 Mar 2019	—	440,446
Noble Holding Intl	4.9% 01 Aug 2020	—	38,258
Nordea Bank AB	4.875% 14 Jan 2021	—	1,197,212
Nordea Bank AB	1.0% 14 Jan 2014	—	756,039
Norfolk Southern Corp	5.75% 01 Apr 2018	—	224,391
Occidental Petroleum	1.75% 15 Feb 2017	—	954,028
Orange & Rockland Utility	2.5% 15 Aug 2015	—	1,697,573
Orix Corp	4.71% 27 Apr 2015	—	325,722
Owens Corning Inc	6.5% 01 Dec 2016	—	222,644
Packaging Corp of America	5.75% 01 Aug 2013	—	36,002
Penarthmaster	1.0% 18 Dec 2014	—	1,026,173
Petrobras Intl	5.75% 20 Jan 2020	—	376,031
Petronas Capital Ltd	5.25% 12 Aug 2019	—	432,358
Plains All Amer Pipeline	5.75% 15 Jan 2020	—	468,424
Principal Financial Group	7.875% 15 May 2014	—	266,633
Principal Financial Group	7.875% 15 May 2014	—	897,844
Prudential Financial	5.375% 21 Jun2020	—	1,248,343
Questar Corp	2.75% 01 Feb 2016	—	548,544
Rabobank Nederland	4.5% 11 Jan 2021	—	1,014,003
Raytheon Co	3.125% 15 Oct 2020	—	939,421
Reed Elsevier Capital	8.625% 15 Jan 2019	—	476,332
Regency Centers LP	5.25% 01 Aug 2015	—	63,450
Regency Centers LP	5.875% 15 Jun 2017	—	154,128
Renaissance Home Equity	1.0% 25 Nov 2034	—	204,387
Republic Services Inc	5.0% 01 Mar 2020	—	390,135
Republic Services Inc	3.8% 15 May 2018	—	13,144
Residential Asset Securities	1.0% 25 May 2033	—	7,762
Rio Tinto Fin USA Ltd	6.5% 15 Jul 2018	—	664,714
Rowan Companies Inc	5.0% 01 Sep 2017	—	364,099
Royal Bank of Canada	1.45% 30 Oct 2014	—	917,379

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Royal Bank Scotland Plc	2.625% 11 May 2012	—	766,276
Royal Bank Scotland Plc	5.0% 01 Oct 2014	—	290,058
RSHB Cap SA	7.75% 29 May 2018	—	379,429
RyderSystem Inc	7.2% 01 Sep 2015	—	171,881
Santander Drive Auto Receivable	1.37% 16 Mar 2013	—	259,474
Santander Holdings	4.625% 19Apr216	—	121,855
Saxon Assets	1.0% 25 Aug 2032	—	780
SCSLC 2010	1.0% 25 Jul 2025	—	2,117,207
Sempra Energy	6.5% 01 Jun 2016	—	335,889
Simon Property Group	4.2% 01 Feb 2015	—	667,618
SLH Open Position	0.01% 31 Dec 2060	—	2,478
SLM Corp	5.0% 01 Oct 2013	—	97,609
SLM Corp	8.45% 15 Jun 2018	—	402,148
SLM Corp	5.125% 27 Aug 2012	—	176,592
SLM Corp	5.375% 15 Jan 2013	—	147,423
Smart Trust	1.22% 14 Nov 2013	—	618,455
Snap On Inc	4.25% 15 Jan 2018	—	336,005
Societe Generale	2.5% 15 Jan 2014	—	216,926
Southern Cal Edison	5.75% 15 Mar 2014	—	467,707
Southern Cal Edison	5.75% 15 Mar 2014	—	731,128
Southern Co	1.95% 01 Sep 2016	—	926,180
Southwest Airlines Co	5.25% 01 Oct 2014	—	192,714
Southwest Airlines Co	5.75% 15 Dec 2016	—	162,416
Southwestern Elec Power	5.875% 01 Mar 2018	—	865,406
Spectra Energy Capital	8.0% 01 Oct 2019	—	429,913
SPI Electricity	6.15% 15 Nov 2013	—	258,981
Staples Inc	9.75% 15 Jan 2014	—	306,935
Stryker Corp	2.0% 30 Sep 2016	—	938,929
SWPC831N2	1.0% 20 Sep 2012	—	(7,320)
Taqa Abu Dhabi Natl Energy	4.125% 13 Mar 2017	—	259,297
Teck Resources Limited	4.5% 15 Jan 2021	—	672,745
Teco Finance Inc	4.0% 15 Mar 2016	—	503,017
Telecom Italia Capital	6.175% 18 Jun 2014	—	305,131
Thomson Reuters Corp	5.95% 15 Jul 2013	—	712,407
Time Warner Cable Inc	8.25% 14 Feb 2014	—	693,127
Time Warner Cable Inc	4.0% 01 Sep 2021	—	928,282
Time Warner Cable Inc	7.5% 01 Apr 2014	—	371,579
Time Warner Cable Inc	5.0% 01 Feb 2020	—	336,871
Time Warner Cable Inc	5.85% 01 May 2017	—	200,087
Time Warner Cable Inc	6.75% 01 Jul 2018	—	731,527
Time Warner Cable Inc	4.0% 01 Sep 2021	—	444,391
Time Warner Inc	4.7% 15 Jan 2021	—	520,231
Time Warner Inc	4.7% 15 Jan 2021	—	446,663
Total Capital SA	3.0% 24 Jun 2015	—	1,444,278
Toyota Motor Credit Corp	2.0% 15 Sep 2016	—	926,652
Trans Canada Pipelines	3.4% 01 Jun 2105	—	299,820
Travelrs Cos	5.75% 15 Dec 2017	—	421,552
Tyco International	4.125% 15 Oct 2014	—	353,704
UBS AG	5.875% 20 Dec 2017	—	508,077

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
UBS AG	1.0% 28 Jan 2014	—	570,309
UBS AG	2.25% 28 Jan 2014	—	379,939
UBS AG	5.875% 15 Jul 2016	—	520,086
UFJ Finance Aruba	6.75% 15 Jul 2013	—	161,666
Unicredito Luxem Fin	6.0% 31 Oct 2017	—	168,949
Union Bank	5.95% 11 May 2016	—	306,333
Union Bank	1.0% 06 Jun 2014	—	673,221
Union Electric Co	6.7% 01 Feb 2019	—	47,432
Union Pac Corp	5.45% 31 Jan2013	—	465,872
United Health Group	6.0% 15 Feb 2018	—	348,159
Unum Group	5.625% 15 Sep 220	—	381,918
US Bancorp	2.2% 15 Nov 2016	—	936,192
US Cellular Corp	6.7% 15 Dec 2033	—	396,924
Valero Energy Corp	6.125% 01 Feb 2020	—	412,577
Verizon Communications	1.95% 28 Mar 2014	—	1,320,030
Verizon Communications	6.35% 1 Apr 2019	—	220,033
Verizon Communications	2.0% 01 Nov 2016	—	592,206
Viacom Inc	5.625% 15 Sep 2019	—	531,471
Virgin Media	5.25% 15 Jan 2021	—	211,999
Virginia Elec & Pwr Co	5.1% 30 Nov 2012	—	304,160
Vodafone Group	5.35% 27 Feb2012	—	624,042
Wachovia Bank	4.8% 01 Nov 2014	—	410,272
Wachovia Bank	1.0% 15 Mar 2016	—	262,134
Wachovia Corp	5.5% 01 May 2013	—	1,853,763
Wachovia Corp	5.5% 01 May 2013	—	345,006
Wachovia Corp	4.875% 15 Feb 2014	—	111,994
WAMU Mortgage Pass Thru	1.0% 25 Oct 2045	—	22,176
Waste Mgmt Inc	7.375% 15 May 2029	—	62,055
Waste Mgmt Inc	4.75% 30 Jun 2020	—	449,739
Weatherford Bermuda	6.0% 15 Mar 2018	—	23,893
Wellpoint Inc	6.0% 15 Feb 2014	—	760,686
Wellpoint Inc	4.35% 15 Aug 2020	—	912,066
Wells Fargo & Company	3.625% 15 Apr 2015	—	485,361
Wells Fargo & Company	4.95% 16 Oct 2013	—	307,344
Wells Fargo & Company	5.625% 11 Dec 2017	—	422,666
Wells Fargo Bank	4.75% 09 Feb 2015	—	509,180
WFRBS Commercial Mortgage	3.24% 15 Mar 2044	—	779,231
WFRBS Commercial Mortgage	1.0% 15 Nov 2044	—	1,183,996
Willis North America Inc	7.0% 29 Sep 2019	—	86,924
Willis North America Inc	6.2% 28 Mar 2017	—	338,065
Willis North America Inc	7.0% 29 Sep 2019	—	201,011
World Omni Auto Trust	1.11% 15 May 2015	—	807,679
WPP Finance	4.75% 21 Nov 2021	—	187,981
Xerox Corp	5.5% 15 May 2012	—	124,034
Xerox Corp	5.65% 15 May 2013	—	184,445
Xerox Corp	8.25% 15 May 2014	—	242,308
Xerox Corp	1.0% 16 May 2014	—	384,701
Xerox Corporation	8.25% 15 May 2014	—	341,433
XL Group Plc	5.25% 15 Sep 2014	—	345,796

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	XTO Energy	4.9% 01 Feb 2014	—	736,498

				257,539,924

	Benefit Responsive Interest Rate Wrapper Contracts

*	Aegon Institutional Markets	Open Ended Maturity	—	(170,905)
*	Bank of America NT & SA	Open Ended Maturity	—	(172,113)

				(343,018)

	Synthetic Guaranteed Investment Contracts (contract value equals $683,460,094)			$743,892,005

Commingled Investments:

*	Daily EAFE Fund	Commingled Investments	—	79,987,136
*	S & P 500 Flagship Fund	Commingled Investments	—	173,817,205
*	US Small CAP Index Futures FD CMT4	Commingled Investments	—	81,223,030

	Commingled Investments			$335,027,371

Registered Investment Companies:

	Aberdeen Asia Pacific Ine Fd	Registered Investment Company	—	40,032
	Acadian Emerging Markets Port Instl	Registered Investment Company	—	3,199
	Aegis Value Fund Inc	Registered Investment Company	—	3,935
	Aim European Growth Investors	Registered Investment Company	—	760
	Amana Mutual Fund Trust Ine	Registered Investment Company	—	15,135
	Amer Century Target Maturities Tr 2020	Registered Investment Company	—	41,017
	American Capital Ine Builder Cl F	Registered Investment Company	—	21,917
	American Capital Ine Builder Cl R2	Registered Investment Company	—	5,488
	American Capital World Grth & Inc A	Registered Investment Company	—	7,998
	American Capital World Grwth & Inc F1	Registered Investment Company	—	11,162
	American Century Diversified Bond	Registered Investment Company	—	26,668
	American Century Equity	Registered Investment Company	—	35,168
	American Century Heritage	Registered Investment Company	—	1,815
	American Europacific Growth Class A	Registered Investment Company	—	19,325
	American Europacific Growth Class F	Registered Investment Company	—	7,42
	American Fundamental Investors Cl F	Registered Investment Company	—	8,548
	American High-Ine Class F	Registered Investment Company	—	11,478
	American Ine Fund of America Class A	Registered Investment Company	—	6,796
	American Ine Fund of America Class F	Registered Investment Company	—	12,657
	American Investmnt Co of America Cl A	Registered Investment Company	—	14,271
	American Mutual Fund Class A	Registered Investment Company	—	6,948
	American New Economy Fund Class A	Registered Investment Company	—	6,432
	American New Perspective Class A	Registered Investment Company	—	24,033
	American New Perspective R2	Registered Investment Company	—	2,701
	American New World Fund Class A	Registered Investment Company	—	7,918
	American New World Fund R2	Registered Investment Company	—	10,464

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
American Smallcap World Class F1	Registered Investment Company	—	6,766
Arbitrage Fund Class R	Registered Investment Company	—	2,029
Ariel Appreciation	Registered Investment Company	—	16,913
Ariel Growth Class A	Registered Investment Company	—	9,348
Artio International Equity Fund	Registered Investment Company	—	5,742
Artisan Intl Investor Class	Registered Investment Company	—	12,070
Artisan Intl Value Fund	Registered Investment Company	—	13,528
Artisan Small Cap Growth	Registered Investment Company	—	12,652
Barclays Bank Plc Ipath Etn	Registered Investment Company	—	1,242
Barclays Bank Plc Ipath Etns	Registered Investment Company	—	7,459
Barclays Bank Plc Ipath Index	Registered Investment Company	—	11,236
Barclays Global Investors Funds Inc	Registered Investment Company	—	396
Baron Asset	Registered Investment Company	—	2,698
Baron Partners Fund	Registered Investment Company	—	17,445
Berkshire Focus Fund	Registered Investment Company	—	2,586
Berwyn Ine Fund	Registered Investment Company	—	50,581
Blackrock Energy & Resources A	Registered Investment Company	—	37,145
Blackrock Equity Dividend Fd-Instl	Registered Investment Company	—	22,746
Blackrock Global Allocation Fd-Instl	Registered Investment Company	—	17,852
Blackrock Intl Opport Class C	Registered Investment Company	—	7,505
Blackrock Latin America Fd Cl C	Registered Investment Company	—	8,283
Bldrs Emerging Mkts 50 Adr Index Fd	Registered Investment Company	—	3,888
Brandywine Blue	Registered Investment Company	—	8,095
Bridgeway Aggressive Investor 2	Registered Investment Company	—	113,770
Bridgeway Small Cap Growth Cl N	Registered Investment Company	—	14,606
Brown Capital Mgt Small pany Inv	Registered Investment Company	—	25,601
Buffalo Mid Cap Fund	Registered Investment Company	—	5,792
Buffalo Small Cap Growth	Registered Investment Company	—	18,198
Calamos Growth Class A	Registered Investment Company	—	54,215
Calamos Growth Fund Class C	Registered Investment Company	—	66,147
Clipper	Registered Investment Company	—	8,318
Cohen & Steers Realty Shares	Registered Investment Company	—	10,970
Columbia Acorn Class Z	Registered Investment Company	—	3,670
Columbia Acorn International	Registered Investment Company	—	7,181
Columbia Marsico Intl Opp Prim Z	Registered Investment Company	—	3,871
Columbia Real Estate Equity Cl Z	Registered Investment Company	—	52,335
Columbia Small Cap Core Cl Z	Registered Investment Company	—	8,016
Columbia Value and Restructuring Cl Z	Registered Investment Company	—	41,857
Credit Suisse Nassau Brh Elements	Registered Investment Company	—	—
CRM Mid Cap Value Investor Shares	Registered Investment Company	—	15,590
Delaware Mid Cap Growth Class I	Registered Investment Company	—	32,167
Deutsche Bank Ag London Powershares	Registered Investment Company	—	9,801
Direxion Daily Energy Bull	Registered Investment Company	—	469
Direxion Latin America Bull	Registered Investment Company	—	1
Direxion Shs Etf Tr Daily Finl Bear	Registered Investment Company	—	29,503
Direxion Shs Etf Tr Daily Gold Miners Bull	Registered Investment Company	—	1,580
Direxion Shs Etf Tr Daily Nat Gas Related Bull	Registered Investment Company	—	396
Direxion Shs Etf Tr Daily Small Cap Bear	Registered Investment Company	—	13,240
Dodge & Cox Ine	Registered Investment Company	—	90,653

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Dodge & Cox Intl Stock Fund	Registered Investment Company	—	73,404
Dodge & Cox Stock	Registered Investment Company	—	96,740
Dreyfus Appreciation Fund	Registered Investment Company	—	4,179
Dreyfus Bond Market Index Class R	Registered Investment Company	—	41,522
Dreyfus Opportunistic Midcap Value Cl A	Registered Investment Company	—	10,305
Dreyfus Premier Greater China Cl A	Registered Investment Company	—	7,364
Dreyfus Premier Greater China Cl R	Registered Investment Company	—	714
Driehaus Intl Discovery	Registered Investment Company	—	9,848
DWs Dreman Intl Value Class S	Registered Investment Company	—	4,260
DWS International Class	Registered Investment Company	—	4,086
DWS S & P 500 Plus Class S	Registered Investment Company	—	1,601
DWS Select Alternati Ve Allocation Fund S	Registered Investment Company	—	7,864
Eagle Small Cap Growth Fund Cl I	Registered Investment Company	—	5,948
Eaton Vance Ltd Duration Ine Fd	Registered Investment Company	—	7,615
Eaton Vance Worldwide Health Sciences	Registered Investment Company	—	1,958
Fairholme Fund	Registered Investment Company	—	6,216
Fam Value	Registered Investment Company	—	60,465
FBR Balanced Investor Class	Registered Investment Company	—	7,253
FBR Focus Fund	Registered Investment Company	—	2,464
FBR Gas Utility Index	Registered Investment Company	—	2,232
Federated Prudent Bear Class C	Registered Investment Company	—	55,206
Federated Prudent Bear Fund Class A	Registered Investment Company	—	1,327
Fidelity Advisor Mid Cap	Registered Investment Company	—	4,435
Fidelity Advisor New Insights Cl I	Registered Investment Company	—	42,762
Fidelity Advisor Strategic Inc Cl I	Registered Investment Company	—	43,516
Fidelity Blue Chip Growth	Registered Investment Company	—	1,943
Fidelity Canada	Registered Investment Company	—	42,185
Fidelity Capital & Ine	Registered Investment Company	—	38,558
Fidelity Capital Appreciation	Registered Investment Company	—	14,926
Fidelity Contrafund	Registered Investment Company	—	157,952
Fidelity Convertible Securities	Registered Investment Company	—	9,888
Fidelity Diversified International	Registered Investment Company	—	51,935
Fidelity Dividend Growth	Registered Investment Company	—	21,250
Fidelity Emerging Markets	Registered Investment Company	—	26,868
Fidelity Freedom 2025	Registered Investment Company	—	6,225
Fidelity High	Registered Investment Company	—	70,074
Fidelity Intl Discovery	Registered Investment Company	—	40,236
Fidelity Intl Real Estate Fund	Registered Investment Company	—	10,585
Fidelity Large Capital Stock	Registered Investment Company	—	2,721
Fidelity Latin America	Registered Investment Company	—	57,294
Fidelity Leveraged Company Stock	Registered Investment Company	—	24,035
Fidelity Low Priced Stock	Registered Investment Company	—	31,746
Fidelity Mid Cap Growth	Registered Investment Company	—	8,866
Fidelity New Markets	Registered Investment Company	—	21,298
Fidelity Real Estate Investment	Registered Investment Company	—	2,982
Fidelity Select Biotechnology	Registered Investment Company	—	5,166
Fidelity Select Chemicals	Registered Investment Company	—	7,473
Fidelity Select Energy Service	Registered Investment Company	—	7,344
Fidelity Select Materials Portfolio	Registered Investment Company	—	2,412

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Fidelity Select Natural Resources	Registered Investment Company	—	24,580
Fidelity Select Technology	Registered Investment Company	—	2,472
Fidelity Select Transport	Registered Investment Company	—	7,669
Fidelity Small Cap Stock	Registered Investment Company	—	6,733
Fidelity Small Cap Value	Registered Investment Company	—	3,081
Fidelity Southeast Asia	Registered Investment Company	—	14,209
Fidelity Strategic	Registered Investment Company	—	15,424
Fidelity Strategic Real Return	Registered Investment Company	—	6,239
Fidelity US Bond Index	Registered Investment Company	—	8,700
Fidelity Value	Registered Investment Company	—	5,627
First Eagle Global Class C	Registered Investment Company	—	137,804
First Eagle Global Class I	Registered Investment Company	—	6,999
First Exchange Traded Internet Index Fd	Registered Investment Company	—	12,920
FMI Large Cap Fund	Registered Investment Company	—	5,843
Forward Global Emerg Markets Instl Cl	Registered Investment Company	—	685
Forward Intl Equity Fund	Registered Investment Company	—	37,076
Franklin Global Real Estate Adv Cl	Registered Investment Company	—	5,668
Franklin Growth Class C	Registered Investment Company	—	6,266
Franklin Strategic Inc Cl R	Registered Investment Company	—	2,016
Franklin Strategic Ine Class A	Registered Investment Company	—	14,869
Franklin Temp Mutual Series Class R	Registered Investment Company	—	15,924
Franklin Utilities Advisor Class	Registered Investment Company	—	7,443
Fund*X Upgrader Fund	Registered Investment Company	—	34,315
Fundamental Investors	Registered Investment Company	—	28,450
Fundx Aggressive Upgrader Fund	Registered Investment Company	—	1,528
Fundx Etf Upgrader Fund	Registered Investment Company	—	1,609
Gabelli Equity Ine Fund	Registered Investment Company	—	13,768
Gabelli Utilities Fund Class C	Registered Investment Company	—	9,657
Gamco Growth Fund	Registered Investment Company	—	9,680
Gamco Westwood Equity	Registered Investment Company	—	940
Global Resources Fund	Registered Investment Company	—	12,935
Global X Fds Global X Lithium Etf	Registered Investment Company	—	4,299
Global X Fds Global X Uranium Etf	Registered Investment Company	—	3,260
Goldman Sachs Asset Alloc Growth Strat	Registered Investment Company	—	12,928
Goldman Sachs Mid Cap Val Fd	Registered Investment Company	—	3,082
Greenspring Fund	Registered Investment Company	—	18,052
Growth Fund of America	Registered Investment Company	—	14,996
Guggenheim Bric Etf	Registered Investment Company	—	10,509
Hancock Horizon Burkenroad Sml Cap D	Registered Investment Company	—	101,428
Hancock John Pfd Equity Ine Fd	Registered Investment Company	—	4,296
Harbor Bond Inst.	Registered Investment Company	—	141,981
Harbor International	Registered Investment Company	—	83,549
Harbor International Investor Shares	Registered Investment Company	—	43,695
Heartland Value	Registered Investment Company	—	19,595
Hussman Strategic Growth	Registered Investment Company	—	19,059
Hussman Strategic Total Return	Registered Investment Company	—	29,643
Icon Energy Cl S	Registered Investment Company	—	8,129
Icon Healthcare Cl S	Registered Investment Company	—	8,311
Icon Materials Cl S	Registered Investment Company	—	4,254

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Intrepid Small Cap Fund Investor Class	Registered Investment Company	—	2,532
Inves Co Intl Growth Fund Class A	Registered Investment Company	—	5,124
Inves Co Van Kampen Equity	Registered Investment Company	—	16,853
Ishares Barclays US Aggregate Bd Fd	Registered Investment Company	—	43,245
Ishares ex Gold Trust Ishares Etf	Registered Investment Company	—	18,657
Ishares Iboxx $ Investment Grade Bd Fund	Registered Investment Company	—	47,964
Ishares Inc Mcsi Bric Index Fd	Registered Investment Company	—	5,210
Ishares Inc Msci Australia Index Fund	Registered Investment Company	—	2,680
Ishares Inc Msci Brazil Free Index Fu Nd	Registered Investment Company	—	29,830
Ishares Inc Msci Malaysia Free Index Fd	Registered Investment Company	—	11,524
Ishares Inc Msci Singapore Index Fd	Registered Investment Company	—	30,099
Ishares Inc Msci Turkey Index Fd	Registered Investment Company	—	4,221
Ishares Russell 1000 Growth	Registered Investment Company	—	2,466,519
Ishares S & P Gsti Software Index Fund	Registered Investment Company	—	18,401
Ishares S & P North American Index Fd	Registered Investment Company	—	26,638
Ishares Silver Tr Ishares	Registered Investment Company	—	52,937
Ishares Tr Cohen & Steers Realty Index Fd	Registered Investment Company	—	32,057
Ishares Tr Dow Jones US Consumer Goods Fd	Registered Investment Company	—	8,659
Ishares Tr Dow Jones US Energy Sector Index Fd	Registered Investment Company	—	6,019
Ishares Tr Dow Jones US Medical Devices Fd	Registered Investment Company	—	11,752
Ishares Tr Dow Jones Us Oil & Gas Index Fd	Registered Investment Company	—	2,127
Ishares Tr Dow Jones US Technology Index Fd	Registered Investment Company	—	9,617
Ishares Tr Ftse Nareit Mtg Plus Capped Index Fd	Registered Investment Company	—	5,969
Ishares Tr Iboxx $ High Yield Corp Bd Fd	Registered Investment Company	—	17,886
Ishares Tr Msci Eafe Index Fd	Registered Investment Company	—	34,630
Ishares Tr Msci Eafe Value Index Fd	Registered Investment Company	—	5,904
Ishares Tr Msci Emerging Mkts Index Fd	Registered Investment Company	—	80,630
Ishares Tr Nasdaq Biotechnology Index Fd	Registered Investment Company	—	5,218
Ishares Tr Russell 1000 Growth Index Fd	Registered Investment Company	—	18,927
Ishares Tr Russell 1000 Index Fd	Registered Investment Company	—	12,270
Ishares Tr Russell 1000 Value Index Fd	Registered Investment Company	—	16,621
Ishares Tr Russell 2000 Value Index Fd	Registered Investment Company	—	4,979
Ishares Tr Russell Midcap Value Index Fd	Registered Investment Company	—	5,487
Ishares Tr S & P 500 Index Fd	Registered Investment Company	—	15,854
Ishares Tr S & P Latin Amer 40 Index Fd	Registered Investment Company	—	11,345
Ishares Tr S & P Micap 400/Growth Index Fund	Registered Investment Company	—	19,847
Ishares Tr S & P Midcap 400 Index Fd	Registered Investment Company	—	15,451
Ishares Tr S & P Midcap 400/Value Index Fd	Registered Investment Company	—	64,608
Ishares Tr S & P US Pfd Stk Index Fd	Registered Investment Company	—	1,781
Ishares Tr U S Treas Inflation Protected Secs Fd	Registered Investment Company	—	167,143
Ishares Trust S & P Smallcap 600 Index Fd	Registered Investment Company	—	28,994
Iva International Fund Cl A	Registered Investment Company	—	8,502
Ivy Asset Strategy Class R	Registered Investment Company	—	15,085
Ivy Global Natural Resources Class C	Registered Investment Company	—	31,984
Ivy Mid Cap Growth Cl I	Registered Investment Company	—	6,724
Janus Balanced	Registered Investment Company	—	43,268
Janus Mercury	Registered Investment Company	—	10,334
Janus Orion Fund	Registered Investment Company	—	6,622
Janus Overseas	Registered Investment Company	—	50,754

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Janus Triton Fund Class T Shares	Registered Investment Company	—	46,997
	Janus Worldwide Fund Class T	Registered Investment Company	—	5,601
	John Hancock Patriot Prem Divid Fd	Registered Investment Company	—	10,392
	JPMorgan Mid Cap Value Instl	Registered Investment Company	—	339
	JPMorgan Small Cap Equity Fnd Select Cl	Registered Investment Company	—	26,805
	Kinetics Small Cap Opportunities	Registered Investment Company	—	7,345
	Lazard Developing Mrkts Eq Cl Shares	Registered Investment Company	—	1,568
	Liberty All Star Equity Fd Sbi	Registered Investment Company	—	92
*	Loomis Sayles Bond Retail Shares	Registered Investment Company	—	44,329
*	Loomis Sayles Global Bond Retail	Registered Investment Company	—	10,457
*	Loomis Sayles Invst Grade Bond Cl A	Registered Investment Company	—	7,648
	Lord Abbett Short Duration Ine Cl A	Registered Investment Company	—	16,092
	Managers Fremont Micro-Cap Fund	Registered Investment Company	—	19,218
	Managers Intermediat Duration Government	Registered Investment Company	—	22,955
	Manning & Napier Equity Series	Registered Investment Company	—	67,147
	Manning & Napier Overseas Series	Registered Investment Company	—	2,536
	Manning & Napier Pro Blend Max Term Ser	Registered Investment Company	—	853
	Market Vectors Agribusiness Etf	Registered Investment Company	—	9,490
	Market Vectors Solar Energy Etf	Registered Investment Company	—	785
	Market Vectors Uranium Nuclear Energy Etf	Registered Investment Company	—	8,908
	Marshall Mid Cap Value Cl Y	Registered Investment Company	—	4,829
	Marsico Internat’L Opportunities	Registered Investment Company	—	24,067
	Matthews Asia Dividend Fund	Registered Investment Company	—	10,258
	Matthews Dragon Century China	Registered Investment Company	—	5,486
	Matthews India Fund	Registered Investment Company	—	6,569
	Matthews Pacific Tiger	Registered Investment Company	—	46,853
	Merger Fund	Registered Investment Company	—	51,772
	Meridian Fund	Registered Investment Company	—	63,977
	Meridian Value Fund	Registered Investment Company	—	6,100
	Metropolitan West Tot Return Bond Cl M	Registered Investment Company	—	1,059
	Nasdaq Prem Ine & Growth Fd Inc	Registered Investment Company	—	7,462
	Needham Growth Fund	Registered Investment Company	—	1,200
	Neuberger Berman Real Estate Trust Cl	Registered Investment Company	—	21,251
	Northern Global Fixed Ine	Registered Investment Company	—	1,985
	Nuveen Insd Mun Oppty Fd Inc	Registered Investment Company	—	15,306
	Nuveen Mun Value Fd	Registered Investment Company	—	10,066
	Nuveen Quality Pfd Ine Fd 2	Registered Investment Company	—	121,365
	Oakmark Equity & Ine Fd	Registered Investment Company	—	231,281
	Oakmark Fund	Registered Investment Company	—	70,329
	Oakmark Intl	Registered Investment Company	—	27,703
	Oakmark Intl Small Cap	Registered Investment Company	—	13,786
	Oppenheimer Int’L Growth Class A	Registered Investment Company	—	6,893
	Parnassus Equity Ine Portfolio	Registered Investment Company	—	47,092
	Parnassus Small Cap	Registered Investment Company	—	1,624
	Parnassus Workplace	Registered Investment Company	—	1,849
	Perkins Mid Cap Value Class I	Registered Investment Company	—	5,914
	Permanent Portfolio Family Fds	Registered Investment Company	—	297,196
*	Pimco All Asset Inst Class	Registered Investment Company	—	107,552
*	Pimco Emerging Markets Bond Fund D	Registered Investment Company	—	16,680

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
*	Pimco Investment Grade Corp Bond Cl D	Registered Investment Company	—	21,502
*	Pimco Real Return Class D	Registered Investment Company	—	49,111
*	Pimco Stocksplus Tr Short Strategy Cl A	Registered Investment Company	—	16,806
*	Pimco Total Return Class A	Registered Investment Company	—	25,016
*	Pimco Total Return Class D	Registered Investment Company	—	15,432
	Powershares Db Modity Index Tracking Fd	Registered Investment Company	—	2,738
	Powershares Db Multi Sector Db Agric Fd	Registered Investment Company	—	4,070
	Powershares Db Multi Sector Base Metals Fd	Registered Investment Company	—	7,460
	Powershares Exchange Dynamic Basic Matls	Registered Investment Company	—	6,978
	Powershares Exchange Golden Dragon Halter	Registered Investment Company	—	1,627
	Powershares Ftse Rafi US 1000	Registered Investment Company	—	36,566
	Powershares Qqq Tr Unit Ser 1	Registered Investment Company	—	96,865
	Primecap Odyssey Aggressive Grwth Fd	Registered Investment Company	—	1,484
	Proshares Tr Ii Proshares Ultra Gold	Registered Investment Company	—	632
	Proshares Tr Ii Proshares Ultrashort Euro	Registered Investment Company	—	1,547
	Proshares Tr Proshares Ultrashort S & P 500	Registered Investment Company	—	47,451
	Proshares Tr Short Real Estate Fd	Registered Investment Company	—	10,287
	Proshares Tr Ultrapro Midcap400	Registered Investment Company	—	8,250
	Proshares Tr Ultrapro Russell2000	Registered Investment Company	—	7,019
	Proshares Tr Ultrashort Financials New	Registered Investment Company	—	3,856
	Proshares Trust Ultra Financials	Registered Investment Company	—	18,789
	Proshares Ultra Gas Proshares	Registered Investment Company	—	4,132
	Proshares Ultra Qqq Proshares	Registered Investment Company	—	28,511
	Proshares Ultra S & P 500 Proshares	Registered Investment Company	—	23,687
	Proshares Ultrashort 20+ Yr Treas	Registered Investment Company	—	3,614
	Prudential Jennison Natural Resources R	Registered Investment Company	—	6,199
	Putnam High Ine Conv & Bd Fd	Registered Investment Company	—	19,200
	Rainier Small Mid Cap Equity	Registered Investment Company	—	6,751
	Reaves Util Ine Fd Sh Ben Int	Registered Investment Company	—	180
	Rivernorth Core Oppportunity Fund	Registered Investment Company	—	20,599
	Royce Low Priced Stock Fund	Registered Investment Company	—	168,079
	Royce Microcap	Registered Investment Company	—	84,060
	Royce Opportunity Fund	Registered Investment Company	—	7,164
	Royce Pa Mutual	Registered Investment Company	—	148,551
	Royce Premier Series	Registered Investment Company	—	50,216
	Royce Special Equity	Registered Investment Company	—	16,732
	Royce Total Return Fund	Registered Investment Company	—	30,599
	Rs Global Natural Resources Fund Cl Y	Registered Investment Company	—	5,485
	Russell Emerging Markets	Registered Investment Company	—	4,742
	Rydex Etf S & P 500 Equal Weighted Index Fd	Registered Investment Company	—	9,363
	Schroder Emerging Market Equity Adv Cl	Registered Investment Company	—	46,691
	Schwab Fundamental Emg Mkts Index Instl	Registered Investment Company	—	6,566
	Schwab Strategic Tr Us Dividend Equity Etf	Registered Investment Company	—	78,540
	Scout International Fund	Registered Investment Company	—	875
	Sector Spdr Tr Shs Ben Int Financial	Registered Investment Company	—	4,085
	Sector Spdr Tr Shs Ben Int Technology	Registered Investment Company	—	6,453
	Sector Spdr Tr Shs Ben Int Utilities	Registered Investment Company	—	23,637
	Select Energy	Registered Investment Company	—	13,911
	Select Medical Delivery	Registered Investment Company	—	47,236

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Select Natural Gas	Registered Investment Company	—	2,144
	Select Sector Spdr Tr Health Care	Registered Investment Company	—	26,814
	Selected American Shares	Registered Investment Company	—	76,489
	Shelton S & P Mid Cap Index	Registered Investment Company	—	10,550
	Skyline Special Equities	Registered Investment Company	—	7,315
	Sound Shore Fd Inc	Registered Investment Company	—	3,217
	Spartan 500 Index Fd Advantage Class	Registered Investment Company	—	96,535
	Spartan Ext Mkt Indx Fd Advantage Class	Registered Investment Company	—	90,360
	Spartan Total Market Index	Registered Investment Company	—	29,892
	Spdr Dow Jones Indl Average Etf	Registered Investment Company	—	34,338
	Spdr Gold Tr Gold Shs	Registered Investment Company	—	460,682
	Spdr Index Wilshire Intl Real Estate Etf	Registered Investment Company	—	12,771
	Spdr S & P 500 Etf Trust Unit Ser 1 S & P	Registered Investment Company	—	123,776
	Spdr Ser Tr DJ Wilshire Mid Cap Growth Etf	Registered Investment Company	—	7,369
	Spdr Ser Tr DJ Wilshire Reit Etf	Registered Investment Company	—	41,086
	Spdr Ser Tr DJ Mid Cap Etf	Registered Investment Company	—	7,863
	Spdr Ser Tr S & P Pharmeceuticals Etf	Registered Investment Company	—	9,966
	Spdr Ser Tr Wells Fargo Pfd Stock Etf	Registered Investment Company	—	17,198
*	SSGA Emerging Markets	Registered Investment Company	—	25,091
*	SSGA International Stock Selection	Registered Investment Company	—	6,135
	Star Bulk Carriers Corp Shs	Registered Investment Company	—	15,022
	T Rowe Price Cap Appreciation	Registered Investment Company	—	190,269
	T Rowe Price Corporate	Registered Investment Company	—	109,585
	T Rowe Price Emerg Euro & Mediterranean	Registered Investment Company	—	2,064
	T Rowe Price Equity	Registered Investment Company	—	9,577
	T Rowe Price Growth Stock	Registered Investment Company	—	7,866
	T Rowe Price Growth Stock Advisor Cl	Registered Investment Company	—	2,690
	T Rowe Price Health Sciences	Registered Investment Company	—	16,712
	T Rowe Price International Bond	Registered Investment Company	—	8,482
	T Rowe Price Intl Discovery Fund	Registered Investment Company	—	70,223
	T Rowe Price Intl Emerging Market Bond	Registered Investment Company	—	7,243
	T Rowe Price Latin America Fund	Registered Investment Company	—	11,290
	T Rowe Price Media & Telemunications	Registered Investment Company	—	2,799
	T Rowe Price Mid Cap Growth	Registered Investment Company	—	21,027
	T Rowe Price Mid Cap Value	Registered Investment Company	—	18,156
	T Rowe Price New Horizons Fd Inc	Registered Investment Company	—	1,062
	T Rowe Price Ret 2040 Fd	Registered Investment Company	—	4,420
	T Rowe Price Rtmt 2015 Advisor Class	Registered Investment Company	—	21,098
	T Rowe Price Rtmt 2025 Fund Adv Shrs	Registered Investment Company	—	21,447
	T Rowe Price Rtmt Fund 2040 Adv Shrs	Registered Investment Company	—	4,449
	T Rowe Price Small Cap Value Fund	Registered Investment Company	—	2,485
	Target Moderate Allocation Cl C	Registered Investment Company	—	15,555
	Target Retirement 2010 Fd	Registered Investment Company	—	5,343,270
	Target Retirement 2015 Fd	Registered Investment Company	—	18,341,730
	Target Retirement 2020 Fd	Registered Investment Company	—	21,454,676
	Target Retirement 2025 Fd	Registered Investment Company	—	24,688,195
	Target Retirement 2030 Fd	Registered Investment Company	—	27,153,084
	Target Retirement 2035 Fd	Registered Investment Company	—	30,062,077
	Target Retirement 2040 Fd	Registered Investment Company	—	22,422,639

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Target Retirement 2045 Fd	Registered Investment Company	—	19,142,442
Target Retirement 2050 Fd	Registered Investment Company	—	15,533,070
TCW Emerging Mkts Ine Cl I	Registered Investment Company	—	5,095
TCW Select Equities Class N	Registered Investment Company	—	6,184
TCW Total Return Bond Class I	Registered Investment Company	—	50,372
Templeton China World Fund Adv Class	Registered Investment Company	—	9,478
Templeton Emerging Mrtks Small Cap A	Registered Investment Company	—	4,887
Templeton Global Bond Advisor Class	Registered Investment Company	—	16,124
Templeton Global Bond Class A	Registered Investment Company	—	8,224
Templeton Global Bond Class C	Registered Investment Company	—	48,060
The Contrarian Fund	Registered Investment Company	—	19,318
The Delafield Fund	Registered Investment Company	—	1,807
Third Ave Small Cap Value Fd	Registered Investment Company	—	19,790
Third Avenue Value	Registered Investment Company	—	4,061
Thompson Plumb Growth Fund	Registered Investment Company	—	255
Thornburg Intl Value Cl Instl	Registered Investment Company	—	15,043
Timothy Plan Conserv Growth Cl C	Registered Investment Company	—	19,006
Timothy Plan Fixed Ine Class C	Registered Investment Company	—	4,092
Timothy Plan Strateg Growth Cl C	Registered Investment Company	—	9,575
Tocqueville Fund	Registered Investment Company	—	7,979
Tocqueville Gold Fund	Registered Investment Company	—	14,967
Touchstone Small Cap Value Cl A	Registered Investment Company	—	8,625
Transamerica Systmtc Small/Mid Cap Value C	Registered Investment Company	—	17,613
Tributary Growth Oppt Instl	Registered Investment Company	—	4,571
Tweedy Browne Global Value Fund	Registered Investment Company	—	86,953
UnDiscovered Mgrs Behavior Value Instl	Registered Investment Company	—	13,551
United Sts Modity Index Fd	Registered Investment Company	—	3,502
United Sts Oil Fd LP	Registered Investment Company	—	47,066
US Global Region East European	Registered Investment Company	—	2,013
Value Line	Registered Investment Company	—	1,928
Value Line Small Cap Growth	Registered Investment Company	—	27,075
Van Eck Global Hard Assets Class C	Registered Investment Company	—	9,002
Vanguard 500 Index Fd Investor Shs	Registered Investment Company	—	132,143
Vanguard Balanced Index Investor Class	Registered Investment Company	—	6,573
Vanguard Chester Fds	Registered Investment Company	—	15,635,972
Vanguard Developed Mrkts Index Inv	Registered Investment Company	—	20,572
Vanguard Dividend Growth Investor Cl	Registered Investment Company	—	38,727
Vanguard Energy Investor Fund	Registered Investment Company	—	185,467
Vanguard Equity Ine Investor Cl	Registered Investment Company	—	10,065
Vanguard Fi High Yld Corp Investor Cl	Registered Investment Company	—	5,757
Vanguard Global Equity Investor Cl	Registered Investment Company	—	18,388
Vanguard GNMA Investor Cl	Registered Investment Company	—	20,244
Vanguard Growth Index Investor Cl	Registered Investment Company	—	6,729
Vanguard Index Fds Vanguard Growth Vipers	Registered Investment Company	—	9,264
Vanguard Index Fds Vanguard Large Cap Vipers	Registered Investment Company	—	5,666
Vanguard Index Fds Vanguard Reit Etf	Registered Investment Company	—	5,800
Vanguard Index Fds Vanguard Total Stk Mkt Etf	Registered Investment Company	—	39,373
Vanguard Index Trust Sm Cap Grwth Inv Cl	Registered Investment Company	—	44,728
Vanguard Inflation Protected Secs Inv	Registered Investment Company	—	51,714

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue	Description of Investment	Cost (1)	Current Value
Vanguard Intermed Term Tax Exempt Inv	Registered Investment Company	—	1,333
Vanguard Inter-Term Bond Index Port Inv	Registered Investment Company	—	75,027
Vanguard Msci Emerging Mkts Etf	Registered Investment Company	—	79,908
Vanguard Intl Value Port Inv Cl	Registered Investment Company	—	1,697
Vanguard Long Term US Treasury Investor	Registered Investment Company	—	30,842
Vanguard Mid Cap Grwth Indx Cl Inves	Registered Investment Company	—	979
Vanguard Mid Cap Index Investor Cl	Registered Investment Company	—	158,204
Vanguard Mid Cap Value Index Inv	Registered Investment Company	—	5,909
Vanguard Reit Index Investor	Registered Investment Company	—	110,955
Vanguard Sector Index Fds	Registered Investment Company	—	8,510
Vanguard Finls Vipers	Registered Investment Company	—	9,858
Vanguard Short Term Bond Index Investor	Registered Investment Company	—	169,965
Vanguard Small Cap Stock Ind Trust Inv	Registered Investment Company	—	61,067
Vanguard Appreciation Index Fd Viper Shs	Registered Investment Company	—	27,758
Vanguard Strategic Equity Investor	Registered Investment Company	—	3,237
Vanguard Target Ret 2025 Fd Investor Cl	Registered Investment Company	—	194,966
Vanguard Target Ret 2035 Fd Investor Cl	Registered Investment Company	—	116,027
Vanguard Target Retirement 2040 Fd	Registered Investment Company	—	4,414
Vanguard Telemunication Svcs Vipers	Registered Investment Company	—	11,361
Vanguard Total Intl Stock Index Inv	Registered Investment Company	—	5,257
Vanguard Total Stock Market Investor	Registered Investment Company	—	46,825
Vanguard Total Stock Mrkt Signal Cl Shs	Registered Investment Company	—	88,158
Vanguard Value Index Investor	Registered Investment Company	—	10,682
Vanguard Wellington Investor	Registered Investment Company	—	95,373
Vanguard Windsor II Admiral	Registered Investment Company	—	128,320
Vanguard Windsor II Investor	Registered Investment Company	—	48,588
Virtus Alternatives Diversifier Cl I	Registered Investment Company	—	5,975
Wasatch Micro-Cap Value Fund	Registered Investment Company	—	2,151
Wells Fargo Asia Pacific Fd-Investor	Registered Investment Company	—	81
Wells Fargo C & B Mid Cap Value Fd	Registered Investment Company	—	135
Wells Fargo Growth Fund-Investor Class	Registered Investment Company	—	1,891
William Blair Intl Growth Fund	Registered Investment Company	—	19,150
Wisdomtree Tr Defa High Yielding Equity Fd	Registered Investment Company	—	5,484
Wisdomtree Tr Japan Smallcap Divid Fd	Registered Investment Company	—	12,766
World Precious Minerals Fund	Registered Investment Company	—	658
Yacktman Focused Fd	Registered Investment Company	—	53,389
Yacktman Fund	Registered Investment Company	—	194,639

Registered Investment Companies			$214,074,004

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2011

Identity of Issue		Description of Investment	Cost (1)	Current Value
*	Notes Receivables from Participants	Interest rates range from 4.25% to 10.5%		$40,514,342

	Collateral Held on Loaned Securities
	* Quality D Short-term Investment Fund		—	$13,782,088

	Total Investments and Notes Receivables from Participants		—	$1,859,555,767

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)	Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
INCENTIVE INVESTMENT PLAN

Date: June 27, 2012	By:	/s/ Robert J. Hombach
Robert J. Hombach
Member of the Administrative Committee